SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS Disclosure and Additional Financial Information
Prudential plc Half Year 2018 results

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED INCOME STATEMENT

		2018 £m	2017 £m
	Note	Half year	Half year	Full year
Gross premiums earned		21,341	22,105	44,005
Outward reinsurance premiums*		(12,961)	(947)	(2,062)
Earned premiums, net of reinsurance		8,380	21,158	41,943
Investment return		1,434	20,629	42,189
Other income**		1,105	1,137	2,258
Total revenue, net of reinsurance	B1.4	10,919	42,924	86,390
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(4,507)	(35,442)	(72,532)
Acquisition costs and other expenditure**	B2	(4,535)	(5,245)	(9,993)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(189)	(216)	(425)
(Loss) gain on disposal of businesses and corporate transactions	D1	(57)	61	223
Re-measurement of the sold Korea life business		-	5	5
Total charges, net of reinsurance and (loss) gain on disposal of businesses		(9,288)	(40,837)	(82,722)
Share of profits from joint ventures and associates, net of related tax		102	120	302
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)†		1,733	2,207	3,970
Less tax charge attributable to policyholders' returns		(33)	(393)	(674)
Profit before tax attributable to shareholders	B1.1	1,700	1,814	3,296
Total tax charge attributable to policyholders and shareholders	B4	(377)	(702)	(1,580)
Adjustment to remove tax charge attributable to policyholders' returns		33	393	674
Tax charge attributable to shareholders' returns	B4	(344)	(309)	(906)
Profit for the period		1,356	1,505	2,390

		2018 £m	2017 £m
Attributable to:		Half year	Half year	Full year
Equity holders of the Company		1,355	1,505	2,389
Non-controlling interests		1	-	1
Profit for the period		1,356	1,505	2,390

		2018	2017
Earnings per share (in pence)		Half year	Half year	Full year
Based on profit attributable to the equity holders of the Company:	B5
Basic		52.7p	58.7p	93.1p
Diluted		52.6p	58.6p	93.0p

		2018	2017
Dividends per share (in pence)	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B6
First interim ordinary dividend		15.67p	14.50p	14.50p
Second interim ordinary dividend		-	-	32.50p
Total		15.67p	14.50p	47.00p
Dividends paid in reporting period:	B6
Current year first interim ordinary dividend		-	-	14.50p
Second interim ordinary dividend for prior year		32.50p	30.57p	30.57p
Total		32.50p	30.57p	45.07p
*
Outward reinsurance premiums of £(12,961) million includes the £(12,130) million paid during the period in respect of the reinsurance of the UK annuity portfolio. See note D1 for further details.
**The half year and full year 2017 comparative results have been re-presented from those previously published for the deduction of certain expenses against revenue following the adoption of IFRS 15 (see note A2).
†
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of The Prudential Assurance Company Limited (‘PAC’) with-profits fund after adjusting for taxes borne by policyholders.

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2018 £m	2017 £m
	Note	Half year	Half year	Full year

Profit for the period		1,356	1,505	2,390

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		67	(220)	(404)
Cumulative exchange gain of the sold Korea life business recycled through profit and loss	D1	-	(61)	(61)
Related tax		2	(4)	(5)
		69	(285)	(470)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the period		(1,392)	565	591
(Deduct net gains) Add back net losses included in the income statement on disposal and impairment		(29)	(34)	26
Total	C3.2(c)	(1,421)	531	617
Related change in amortisation of deferred acquisition costs	C5(b)	272	(69)	(76)
Related tax		241	(162)	(55)
		(908)	300	486

Total		(839)	15	16

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross		81	53	104
Related tax		(14)	(7)	(15)
		67	46	89

Other comprehensive (loss) income for the period, net of related tax		(772)	61	105

Total comprehensive income for the period		584	1,566	2,495

		2018 £m	2017 £m
Attributable to:		Half year	Half year	Full year
Equity holders of the Company		583	1,566	2,494
Non-controlling interests		1	-	1
Total comprehensive income for the period		584	1,566	2,495

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 June 2018 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,355	-	-	1,355	1	1,356
Other comprehensive income (loss)		-	-	67	69	(908)	(772)	-	(772)
Total comprehensive income (loss) for the period		-	-	1,422	69	(908)	583	1	584

Dividends	B6	-	-	(840)	-	-	(840)	-	(840)
Reserve movements in respect of share-based payments		-	-	(9)	-	-	(9)	-	(9)

Share capital and share premium
New share capital subscribed	C9	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	28	-	-	28	-	28
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	27	-	-	27	-	27
Net increase (decrease) in equity		-	6	628	69	(908)	(205)	1	(204)
At beginning of period		129	1,948	12,326	840	844	16,087	7	16,094
At end of period		129	1,954	12,954	909	(64)	15,882	8	15,890

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

		Period ended 30 June 2017 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,505	-	-	1,505	-	1,505
Other comprehensive income		-	-	46	(285)	300	61	-	61
Total comprehensive income for the period		-	-	1,551	(285)	300	1,566	-	1,566

Dividends	B6	-	-	(786)	-	-	(786)	-	(786)
Reserve movements in respect of share-based payments		-	-	22	-	-	22	-	22
		-	-	-	-	-		-
Share capital and share premium		-	-	-	-	-		-
New share capital subscribed	C9	-	10	-	-	-	10	-	10
		-	-	-	-	-		-
Treasury shares		-	-	-	-	-		-
Movement in own shares in respect of share-based payment plans		-	-	(12)	-	-	(12)	-	(12)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(17)	-	-	(17)	-	(17)
Net increase (decrease) in equity		-	10	758	(285)	300	783	-	783
At beginning of period		129	1,927	10,942	1,310	358	14,666	1	14,667
At end of period		129	1,937	11,700	1,025	658	15,449	1	15,450

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

			Year ended 31 December 2017 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the year		-	-	2,389	-	-	2,389	1	2,390
Other comprehensive income (loss)		-	-	89	(470)	486	105	-	105
Total comprehensive income for the year		-	-	2,478	(470)	486	2,494	1	2,495

Dividends	B6	-	-	(1,159)	-	-	(1,159)	-	(1,159)
Reserve movements in respect of share-based payments		-	-	89	-	-	89	-	89
Change in non-controlling interests		-	-	-	-	-	-	5	5

Share capital and share premium
New share capital subscribed	C9	-	21	-	-	-	21	-	21

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(15)	-	-	(15)	-	(15)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(9)	-	-	(9)	-	(9)
Net increase (decrease) in equity		-	21	1,384	(470)	486	1,421	6	1,427
At beginning of year		129	1,927	10,942	1,310	358	14,666	1	14,667
At end of year		129	1,948	12,326	840	844	16,087	7	16,094

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2018 £m	2017 £m
	Note	30 Jun	30 Jun	31 Dec
Assets
Goodwill	C5(a)	1,620	1,501	1,482
Deferred acquisition costs and other intangible assets	C5(b)	11,359	10,757	11,011
Property, plant and equipment		951	727	789
Reinsurers' share of insurance contract liabilities		9,620	9,709	9,673
Deferred tax assets	C7	2,435	4,105	2,627
Current tax recoverable		626	700	613
Accrued investment income		2,574	2,887	2,676
Other debtors		3,519	3,417	2,963
Investment properties		17,605	15,218	16,497
Investment in joint ventures and associates accounted for using the equity method		1,554	1,293	1,416
Loans	C3.3	16,922	16,952	17,042
Equity securities and portfolio holdings in unit trusts		229,707	210,437	223,391
Debt securities	C3.2	160,305	170,793	171,374
Derivative assets		3,428	3,789	4,801
Other investments		6,059	5,566	5,622
Deposits		12,412	13,353	11,236
Assets held for sale*		12,024	33	38
Cash and cash equivalents		8,450	9,893	10,690
Total assets	C1	501,170	481,130	493,941

Equity
Shareholders' equity		15,882	15,449	16,087
Non-controlling interests		8	1	7
Total equity		15,890	15,450	16,094

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(a)	405,482	398,980	411,243
Unallocated surplus of with-profits funds	C4.1(a)	17,283	15,090	16,951
Core structural borrowings of shareholder-financed operations	C6.1	6,367	6,614	6,280
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	1,618	2,096	1,791
Borrowings attributable to with-profits operations	C6.2(b)	3,589	3,336	3,716
Obligations under funding, securities lending and sale and repurchase agreements		7,128	6,408	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		9,358	8,577	8,889
Deferred tax liabilities	C7	4,443	5,683	4,715
Current tax liabilities		415	743	537
Accruals, deferred income and other liabilities		13,551	14,524	14,185
Provisions		920	759	1,123
Derivative liabilities		3,149	2,870	2,755
Liabilities held for sale	D1	11,977	-	-
Total liabilities	C1	485,280	465,680	477,847
Total equity and liabilities		501,170	481,130	493,941
*
Assets held for sale of £12,024 million includes £11,977 million in respect of the reinsured UK annuity business (see note D1).

Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8,993 million of lent securities as at 30 June 2018 (30 June 2017: £9,182 million; 31 December 2017: £8,232 million).

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2018 £m	2017 £m
	Note	Half year	Half year	Full year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,733	2,207	3,970
Other non-investment and non-cash assets		(389)	(550)	(49,771)
Investments		7,616	(26,539)	(968)
Policyholder liabilities (including unallocated surplus)		(10,725)	21,597	44,877
Other liabilities (including operational borrowings)		568	3,390	3,360
Other itemsnote (ii)		466	(15)	152
Net cash flows from operating activities		(731)	90	1,620
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(167)	(56)	(134)
Net cash (outflows) inflows from corporate transactionsnote (iii)		(248)	813	950
Net cash flows from investing activities		(415)	757	816
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		-	-	565
Redemption of subordinated debt		-	-	(751)
Interest paid		(187)	(207)	(369)
With-profits operations:note (v)	C6.2
Redemption of subordinated debt		(100)	-	-
Interest paid		(4)	(4)	(9)
Equity capital:
Issues of ordinary share capital		6	10	21
Dividends paid		(840)	(786)	(1,159)
Net cash flows from financing activities		(1,125)	(987)	(1,702)
Net (decrease) increase in cash and cash equivalents		(2,271)	(140)	734
Cash and cash equivalents at beginning of period		10,690	10,065	10,065
Effect of exchange rate changes on cash and cash equivalents		31	(32)	(109)
Cash and cash equivalents at end of period		8,450	9,893	10,690

Notes
(i)
This measure as explained in the footnote to the income statement is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iii)
Net cash flows for corporate transactions are for distribution rights and the acquisition and disposal of businesses (including private equity and other subsidiaries acquired by with-profits funds for investment purposes).
(iv)
Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed operations during half year 2018 are analysed as follows:

	Cash movements £m			Non-cash movements £m
	Balance at beginning of period	Issue of debt	Redemption of debt	Foreign exchange movement	Other movements	Balance at end of period
Half year 2018	6,280	-	-	83	4	6,367
Half year 2017	6,798	-	-	(191)	7	6,614
Full year 2017	6,798	565	(751)	(341)	9	6,280

(v)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. These bonds were redeemed in full on 30 June 2018. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

International Financial Reporting Standards (IFRS) Basis Results

NOTES

A
BACKGROUND

A1
Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2018 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2018, there were no unendorsed standards effective for the period ended 30 June 2018 which impact the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2018 and 2017 half years are unaudited. The 2017 full year IFRS basis results have been derived from the 2017 statutory accounts. The auditors have reported on the 2017 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP), were:

	Closing rate at 30 Jun 2018	Average for the 6 months to 30 Jun 2018	Closing rate at 30 Jun 2017	Average for the 6 months to 30 Jun 2017	Closing rate at 31 Dec 2017	Average for the 12 months to 31 Dec 2017
Local currency: £
Hong Kong	10.36	10.78	10.14	9.80	10.57	10.04
Indonesia	18,919.18	18,938.64	17,311.76	16,793.63	18,353.44	17,249.38
Malaysia	5.33	5.42	5.58	5.53	5.47	5.54
Singapore	1.80	1.83	1.79	1.77	1.81	1.78
China	8.75	8.76	8.81	8.66	8.81	8.71
India	90.46	90.37	83.96	82.77	86.34	83.90
Vietnam	30,310.96	31,329.01	29,526.43	28,612.70	30,719.60	29,279.71
Thailand	43.74	43.66	44.13	43.72	44.09	43.71
US	1.32	1.38	1.30	1.26	1.35	1.29

Certain notes to the financial statements present half year 2017 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the condensed consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the balance sheet. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2017, as disclosed in the 2017 statutory accounts, aside from those discussed in note A2 below.

A2
New accounting pronouncements in 2018

IFRS 15, ‘Revenue from Contracts with Customers’
The Group has adopted IFRS 15, ‘Revenue from Contracts with Customers’ from 1 January 2018. This standard provides a single framework to recognise revenue for contracts with different characteristics and overrides the revenue recognition requirements previously provided in other standards. The contracts excluded from the scope of this standard include:

–
Lease contracts within the scope of IAS 17 ’Leases’;
–
Insurance contracts within the scope of IFRS 4 ‘Insurance Contracts’; and
–
Financial instruments within the scope of IAS 39 ‘Financial Instruments’.

As a result, the main impacts of IFRS 15 in the context of Prudential’s business are to the recognition of revenue in respect of asset management contracts and investment contracts that do not contain discretionary participating features but do include investment management services.

In accordance with the transition provisions in IFRS 15, the Group has adopted the standard using the full retrospective method for all periods presented. Adoption of the standard has not resulted in a restatement of the Group’s profit for the periods presented or shareholders’ equity. A minor reclassification has been made to the consolidated income statement to present certain expenses as a deduction against revenue, for example rebates to clients of asset management fees. Revenue has been reduced by £82 million in half year 2018 (half year 2017: £85 million; full year 2017: £172 million).

IFRS 9, ‘Financial Instruments’
The IASB published a complete version of IFRS 9 in July 2014 and the standard is mandatorily effective for annual periods beginning on or after 1 January 2018.

In September 2016, the IASB published amendments to IFRS 4, ‘Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts’ to address the temporary consequences of the different effective dates of IFRS 9 and IFRS 17, ‘Insurance Contracts’. The amendments include an optional temporary exemption from applying IFRS 9 and the associated amendments until IFRS 17 comes into effect in 2021. This temporary exemption is available to companies whose predominant activity is to issue insurance contracts based on meeting the eligibility criteria as at 31 December 2015 as set out in the amendments. The Group met the eligibility criteria and will defer the adoption of IFRS 9 to 1 January 2021.

Other new accounting pronouncements

In addition to the above, the IASB has also issued the following new accounting pronouncements to be effective for 1 January 2018:

–
IFRIC 22, ‘Foreign Currency Transactions and Advance consideration’;
–
Classification and measurement of share-based payment transactions (Amendments to IFRS 2, ‘Share-based payment’);
–
Transfers of Investment Property (Amendments to IAS 40, ‘Investment property’); and
–
Annual Improvements to IFRSs 2014-2016 Cycle.

These pronouncements have had no effect on the Group financial statements.

B
EARNINGS PERFORMANCE

B1
Analysis of performance by segment

B1.1
Segment results – profit before tax

		2018 £m	2017* £m		%		2017 £m
	Note	Half year	AER Half year	CER Half year	Half year 2018 vs half year 2017 AER	Half year 2018 vs half year 2017 CER	AER Full year
			note (iv)	note (v)	note (v)	note (v)
Asia
Insurance operations	B3(a)	927	870	812	7%	14%	1,799
Asset management		89	83	79	7%	13%	176
Total Asia		1,016	953	891	7%	14%	1,975

US
Jackson (US insurance operations)		1,001	1,079	988	(7)%	1%	2,214
Asset management		1	(6)	(6)	117%	117%	10
Total US		1,002	1,073	982	(7)%	2%	2,224

UK and Europe
UK and Europe insurance operations:	B3(b)
Long-term business		487	480	480	1%	1%	861
General insurance commissionnote (i)		19	17	17	12%	12%	17
Total UK and Europe insurance operations		506	497	497	2%	2%	878
UK and Europe asset managementnote (vi)		272	248	248	10%	10%	500
Total UK and Europe		778	745	745	4%	4%	1,378
Total segment profit		2,796	2,771	2,618	1%	7%	5,577
Restructuring costsnote (iii)		(62)	(31)	(31)	(100)%	(100)%	(103)
Other income and expenditure:
Investment return and other income		33	6	6	450%	450%	11
Interest payable on core structural borrowings		(189)	(216)	(216)	13%	13%	(425)
Corporate expenditurenote (ii)		(173)	(172)	(166)	(1)%	(4)%	(361)
Total other income and expenditure		(329)	(382)	(376)	14%	13%	(775)
Operating profit based on longer-term investment returns	B1.3	2,405	2,358	2,211	2%	9%	4,699
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(113)	(573)	(523)	80%	78%	(1,563)
Amortisation of acquisition accounting adjustmentsnote (iv)		(22)	(32)	(29)	31%	24%	(63)
(Loss) gain on disposal of businesses and corporate transactions	D1	(570)	61	61	n/a	n/a	223
Profit before tax		1,700	1,814	1,720	(6)%	(1)%	3,296
Tax charge attributable to shareholders' returns	B4	(344)	(309)	(295)	(11)%	(17)%	(906)
Profit for the period		1,356	1,505	1,425	(10)%	(5)%	2,390
Attributable to:
Equity holders of the Company		1,355	1,505	1,425	(10)%	(5)%	2,389
Non-controlling interests		1	-	-	n/a	n/a	1

		2018	2017		%		2017
	Note	Half year	AER Half year	CER Half year	Half year 2018 vs half year 2017 AER	Half year 2018 vs half year 2017 CER	AER Full year
Basic earnings per share (in pence)	B5		note (v)	note (v)	note (v)	note (v)	note (v)
Based on operating profit based on longer-term investment returns		76.8p	70.0p	65.7p	10%	17%	145.2p
Based on profit for the period		52.7p	58.7p	55.6p	(10)%	(5)%	93.1p
*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group’s current operating segments.

Notes
(i)
General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products in connection with the arrangement to transfer the UK general insurance business to Churchill in 2002.
(ii)
Corporate expenditure as shown above is primarily for Group Head Office and Asia Regional Head Office.
(iii)
Restructuring costs are incurred primarily in the UK, Europe and Asia and represent the costs of business transformation and integration costs.
(iv)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(v)
For definitions of AER and CER refer to note A1.
(vi)
UK and Europe asset management operating profit based on longer-term investment returns:

	2018 £m	2017 £m
	Half year	Half year	Full year
Asset management fee income	552	491	1,027
Other income	1	4	7
Staff costs	(190)	(166)	(400)
Other costs	(107)	(95)	(202)
Underlying profit before performance-related fees	256	234	432
Share of associate results	8	8	15
Performance-related fees	8	6	53
Total UK and Europe asset management operating profit based on longer-term investment returns	272	248	500

B1.2
Short-term fluctuations in investment returns on shareholder-backed business

	2018 £m	2017 £m
	Half year	Half year*	Full year
Asianote (i)	(326)	41	(1)
USnote (ii)	244	(754)	(1,568)
UK and Europenote (iii)	(122)	42	(14)
Other operationsnote (iv)	91	98	20
Total	(113)	(573)	(1,563)
*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group’s current operating segments.

Notes
(i)
Asia operations
In Asia, the negative short-term fluctuations of £(326) million principally reflect net value movements on shareholders’ assets and related liabilities following increases in bond yields during the period (half year 2017: positive £41 million; full year 2017: negative £1 million).
(ii)
US operations
The short-term fluctuations in investment returns for US insurance operations are reported net of the related charge for amortisation of deferred acquisition costs of £(199) million as shown in note C5 (half year 2017: credit of £231 million; full year 2017: credit of £462 million) and comprise amounts in respect of the following items:

	2018 £m	2017 £m
	Half year	Half year	Full year
Net equity hedge resultnote (a)	383	(782)	(1,490)
Other than equity-related derivativesnote (b)	(183)	12	(36)
Debt securitiesnote (c)	6	5	(73)
Equity-type investments: actual less longer-term return	31	1	12
Other items	7	10	19
Total	244	(754)	(1,568)

Notes
 (a)
Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. Both FAS157 and SOP 03-01 reserving methods require an entity to determine the total fee (“the fee assessment”) that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. FAS 157 requires this fee assessment to be fixed at the time of issue. It is this fee assessment that is recognised within non-operating profit to match the relevant movement in the guarantee liability, which is also recognised in non-operating profit. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ. For further details, please refer to note B1.3(c) of the Group’s consolidated financial statements for the year ended 31 December 2017.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

–
The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ US GAAP;
–
The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
–
Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result (net of related DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins) can be summarised as follows:

	2018 £m	2017 £m
	Half year	Half year	Full year
Fair value movements on equity hedge instruments*	(375)	(1,126)	(1,871)
Accounting value movements on the variable and fixed index annuity guarantee liabilities	505	111	(99)
Fee assessments net of claim payments	253	233	480
Total	383	(782)	(1,490)
*
Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options.

(b)
Other than equity-related derivatives
The fluctuations for this item comprise the net effect of

–
Fair value movements on free-standing, other than equity-related derivatives;
–
Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
–
Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)
Short-term fluctuations related to debt securities

	2018 £m	2017 £m
	Half year	Half year	Full year
Short-term fluctuations relating to debt securities
(Charges) credits in the period:
Losses on sales of impaired and deteriorating bonds	(1)	(2)	(3)
Bond write-downs	(2)	(1)	(2)
Recoveries/reversals	18	7	10
Total credits in the period	15	4	5
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	38	46	86
	53	50	91
Interest-related realised (losses) gains:
Gains (losses) arising in the period	8	23	(43)
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(57)	(72)	(140)
	(49)	(49)	(183)
Related amortisation of deferred acquisition costs	2	4	19
Total short-term fluctuations related to debt securities	6	5	(73)

Note
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2018 is based on an average annual risk margin reserve of 19 basis points (half year 2017: 21 basis points; full year 2017: 21 basis points) on average book values of US$54.9 billion (half year 2017: US$55.8 billion; full year 2017: US$55.3 billion) as shown below:

	Half year 2018				Half year 2017				Full year 2017
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	26,260	0.11	(29)	(21)	27,848	0.13	(35)	(28)	27,277	0.12	(33)	(25)
Baa1, 2 or 3	27,337	0.20	(57)	(41)	26,601	0.23	(60)	(47)	26,626	0.22	(58)	(45)
Ba1, 2 or 3	978	1.01	(10)	(7)	1,052	1.03	(11)	(9)	1,046	1.03	(11)	(8)
B1, 2 or 3	309	2.61	(8)	(6)	311	2.75	(9)	(7)	318	2.70	(9)	(7)
Below B3	11	3.71	-	-	27	3.80	(1)	(1)	23	3.78	(1)	(1)
Total	54,895	0.19	(104)	(75)	55,839	0.21	(116)	(92)	55,290	0.21	(112)	(86)

Related amortisation of deferred acquisition costs (see below)			22	15			22	17			21	15
Risk margin reserve charge to operating profit for longer-term credit-related losses			(82)	(60)			(94)	(75)			(91)	(71)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge of £(1,149) million for net unrealised losses on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (half year 2017: credit of £462 million for net unrealised gains; full year 2017: credit of £541 million for net unrealised gains). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

(iii)
UK and Europe operations
The negative short-term fluctuations in investment returns for UK and Europe operations of £(122) million (half year 2017: positive £42 million; full year 2017: negative £(14) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.
(iv)
Other operations
Short-term fluctuations in investment returns for other operations of positive £91 million (half year 2017: positive £98 million; full year 2017: positive £20 million) include unrealised value movements on financial instruments held outside of the main life operations.

B1.3
Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, ‘Operating Segments’ on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&G Prudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns to these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

Operations which do not form part of any business unit are reported as ‘Unallocated to a segment’. These include Group Head Office and Asia Regional Head Office costs. Prudential Capital and Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as ‘Unallocated to a segment’.

The Group reassessed its segments in the second half of 2017 following the combination of the Group’s UK insurance business and M&G to form M&G Prudential. Comparative segmental information for half year 2017 has been re-presented on a basis consistent with the current period.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–
Profit/loss attaching to corporate transactions, such as disposals undertaken in the period.

The determination of operating profit based on longer-term investment returns for investment and liability movements is as described in note B1.3 of the Group’s consolidated financial statements for the year ended 31 December 2017.

For Group debt securities at 30 June 2018, the level of unamortised interest-related realised gains and losses related to previously sold bonds and have yet to be amortised to operating profit was a net gain of £818 million (30 June 2017: net gain of £876 million; 31 December 2017: net gain of £855 million).

For equity-type securities, the longer-term rates of return applied by the non-linked shareholder-financed insurance operations of Asia and the US to determine the amount of investment return included in operating profit are as follows:

–
For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £1,622 million as at 30 June 2018 (30 June 2017: £1,535 million; 31 December 2017: £1,759 million). The rates of return applied for 2018 ranged from 5.1 per cent to 17.2 per cent (30 June 2017: 4.7 per cent to 17.2 per cent; 31 December 2017: 5.0 per cent to 17.2 per cent) with the rates applied varying by business unit.
–
For US insurance operations, at 30 June 2018, the equity-type securities for non-separate account operations amounted to £1,187 million (30 June 2017: £1,256 million; 31 December 2017: £946 million). The longer-term rates of return for income and capital applied in 2018 and 2017, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2018	2017
	Half year	Half year	Full year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.7% to 7.0%	6.2% to 6.5%	6.1% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.7% to 9.0%	8.2% to 8.5%	8.1% to 8.5%

B1.4
Additional segmental analysis of revenue

The additional segmental analysis of revenue net of outward reinsurance premiums is as follows:

	Half year 2018 £m
	Asia	US	UK and Europe	Total segment	Unallo- cated to a segment (central operations)	Group total
Gross premiums earned	7,736	7,036	6,555	21,327	14	21,341
Outward reinsurance premiumsnote (i)	(222)	(141)	(12,598)	(12,961)	-	(12,961)
Earned premiums, net of reinsurance	7,514	6,895	(6,043)	8,366	14	8,380
Other incomenote (ii)	157	44	890	1,091	14	1,105
Total external revenuenote (iv)	7,671	6,939	(5,153)	9,457	28	9,485
Intra-group revenue	20	32	1	53	(53)	-
Interest income	513	940	1,530	2,983	26	3,009
Other investment return	(1,703)	1,486	(1,478)	(1,695)	120	(1,575)
Total revenue, net of reinsurance	6,501	9,397	(5,100)	10,798	121	10,919

	Half year 2017* £m
	Asia	US	UK and Europe	Total segment	Unallo- cated to a segment (central operations)	Group total
Gross premiums earned	7,697	7,997	6,411	22,105	-	22,105
Outward reinsurance premiums	(243)	(168)	(536)	(947)	-	(947)
Earned premiums, net of reinsurance	7,454	7,829	5,875	21,158	-	21,158
Other incomenote (ii),(iii)	159	374	580	1,113	24	1,137
Total external revenuenote (iv)	7,613	8,203	6,455	22,271	24	22,295
Intra-group revenue	19	31	2	52	(52)	-
Interest income	486	1,082	1,754	3,322	33	3,355
Other investment return	4,317	7,254	5,609	17,180	94	17,274
Total revenue, net of reinsurance	12,435	16,570	13,820	42,825	99	42,924
*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group’s current operating segments.

	Full year 2017 £m
	Asia	US	UK and Europe	Total segment	Unallo- cated to a segment (central operations)	Group total
Gross premiums earned	15,688	15,164	13,126	43,978	27	44,005
Outward reinsurance premiums	(656)	(352)	(1,050)	(2,058)	(4)	(2,062)
Earned premiums, net of reinsurance	15,032	14,812	12,076	41,920	23	41,943
Other incomenote (ii),(iii)	307	669	1,234	2,210	48	2,258
Total external revenuenote (iv)	15,339	15,481	13,310	44,130	71	44,201
Intra-group revenue	40	64	5	109	(109)	-
Interest income	932	2,085	3,413	6,430	67	6,497
Other investment return	8,063	16,448	11,171	35,682	10	35,692
Total revenue, net of reinsurance	24,374	34,078	27,899	86,351	39	86,390

Notes
(i)
Outward reinsurance premiums of £(12,961) million includes the £(12,130) million paid during the period in respect of the reinsurance of the UK annuity portfolio. See note D1 for further details.
(ii)
Included within other income is revenue from the Group’s asset management business of £764 million (half year 2017: £643 million; full year 2017: £1,371 million). The remaining other income includes revenue from external customers for policy fees, advisory fees and commission income. The half year 2017 and full year 2017 comparative also included amounts for broker-dealer fees generated by the US broker-dealer network, which was disposed of in August 2017, amounting to £305 million and £542 million respectively.
(iii)
Following the adoption of IFRS 15, the half year 2017 and full year 2017 comparative results have been re-presented as described in note A2.
(iv)
Total external revenue shown in the tables above is all from external customers except for £166 million within the half year 2018 amount for UK and Europe of £5,153 million. The £166 million represents the insurance recoveries recognised in respect of costs associated with the review of past annuity sales as described further in note B3.

B2
Acquisition costs and other expenditure

	2018 £m	2017 £m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,648)	(1,920)	(3,712)
Acquisition costs deferred less amortisation of acquisition costs	(61)	399	911
Administration costs and other expenditure*	(2,705)	(2,970)	(6,208)
Movements in amounts attributable to external unit holders of consolidated investment funds	(121)	(754)	(984)
Total acquisition costs and other expenditure	(4,535)	(5,245)	(9,993)
*
Following the adoption of IFRS 15 the half year 2017 and full year 2017 comparative results have been re-presented as described in note A2.

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(54) million (half year 2017: £(60) million; full year 2017: £(116) million).

B3
Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the half year 2018 results:

(a)
Asia insurance operations
In half year 2018, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £69 million (half year 2017: £54 million; full year 2017: £75 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

(b)
UK and Europe insurance operations
Annuity business
Allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest used for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for the UK shareholder-backed fixed and linked annuity business equated to 44 basis points at 30 June 2018 (30 June 2017: 43 basis points; 31 December 2017: 42 basis points). The allowance represented 26 per cent of the bond spread over swap rates (30 June 2017: 28 per cent; 31 December 2017: 28 per cent).

The reserves for credit risk allowance at 30 June 2018 for the UK shareholder-backed business were £1.1 billion (30 June 2017: £1.7 billion; 31 December 2017: £1.6 billion). The 30 June 2018 credit risk allowance information is after reflecting the impact of the reinsurance of £12.0 billion of the UK shareholder-backed annuity portfolio to Rothesay Life entered into in March 2018. See note D1 for further details.

Longevity reinsurance and other management actions
Aside from the aforementioned reinsurance agreement with Rothesay Life, no new longevity reinsurance transactions were undertaken in the first half of 2018 (half year 2017: longevity reinsurance transactions covering £0.6 billion of IFRS annuity liabilities contributed £31 million to profit). Other management actions generated profits of £63 million (half year 2017: £157 million; full year 2017: £245 million).

Review of past annuity sales
Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review is examining whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. A gross provision of £400 million, before costs incurred, had been established at 31 December 2017 to cover the costs of undertaking the review and any related redress. Following a reassessment of the provision held, no further amount has been provided in the first half of 2018. The ultimate amount that will be expended by the Group on the review, which is currently expected to be completed in 2019, remains uncertain. In the first half of 2018, the Group agreed with its professional indemnity insurers that they will meet £166 million of the Group’s claims costs, which will be paid as the Group incurs costs/redress. This has been recognised on the Group’s balance sheet within “Other debtors” at 30 June 2018.

B4
Tax charge

(a)
Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2018 £m			2017 £m	2017 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
Attributable to shareholders:
Asia operations	(90)	(49)	(139)	(144)	(253)
US operations	-	(216)	(216)	(46)	(508)
UK and Europe	(43)	17	(26)	(150)	(267)
Other operations	43	(6)	37	31	122
Tax charge attributable to shareholders' returns	(90)	(254)	(344)	(309)	(906)
Attributable to policyholders:
Asia operations	(47)	4	(43)	(131)	(249)
UK and Europe	(64)	74	10	(262)	(425)
Tax (charge) credit attributable to policyholders' returns	(111)	78	(33)	(393)	(674)
Total tax charge	(201)	(176)	(377)	(702)	(1,580)

The principal reason for the increase in the tax charge attributable to shareholders’ returns is an increase in the proportion of profits arising in US operations, offset by decreases in the proportion of profits arising in UK and Europe. The principal reason for the decrease in the tax charge attributable to policyholders’ returns is a decrease in the deferred tax liabilities on unrealised gains on investments in the with profits funds of the UK and Europe compared to the first half of 2017 and an increase in deferred tax liabilities on policyholder reserves reflecting growth in Asia.

The current tax charge of £201 million (half year 2017: £427 million; full year 2017: £696 million) includes £28 million (half year 2017: £37 million; full year 2017: £59 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

(b)
Reconciliation of shareholder effective tax rate
In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result.

	Half year 2018 £m
	Asia operations	US operations	UK and Europe	Other operations*	Total attributable to shareholders	Percentage impact on ETR
Operating profit (loss) based on longer-term investment returns	1,016	1,002	778	(391)	2,405
Non-operating (loss) profit	(338)	184	(635)	84	(705)
Profit (loss) before tax	678	1,186	143	(307)	1,700
Expected tax rate	22%	21%	19%	19%	22%
Tax at the expected rate	149	249	27	(58)	367	21.6%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(11)	(5)	(1)	(3)	(20)	(1.2%)
Deductions not allowable for tax purposes	23	1	1	1	26	1.5%
Items related to taxation of life insurance businessesnote (i)	(2)	(34)	1	-	(35)	(2.1%)
Deferred tax adjustments	(9)	-	-	(8)	(17)	(1.0%)
Effect of results of joint ventures and associatesnote (ii)	(20)	-	(2)	-	(22)	(1.3%)
Irrecoverable withholding taxesnote (iii)	-	-	-	26	26	1.5%
Other	-	2	1	2	5	0.4%
Total	(19)	(36)	-	18	(37)	(2.2%)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	3	(1)	3	6	0.4%
Movements in provisions for open tax mattersnote (iv)	8	-	-	-	8	0.4%
Total	9	3	(1)	3	14	0.8%

Total actual tax charge (credit)	139	216	26	(37)	344	20.2%
Analysed into:

Tax on operating profit based on longer-term investment returns	151	177	150	(49)	429
Tax on non-operating profit	(12)	39	(124)	12	(85)
Actual tax rate:
Operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	15%	18%	19%	13%	18%
Excluding non-recurring tax reconciling items	14%	17%	19%	13%	17%
Total profit	21%	18%	18%	12%	20%
*
Other operations include restructuring costs.

Notes
(i)
Items related to taxation of life insurance businesses
The £34 million (half year 2017: £85 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. The reduction from half year 2017 is a result of the US tax reform changes, which took effect from 1 January 2018. The principal reason for the reduction in the Asia operations reconciling items from £43 million at half year 2017 to £2 million at half year 2018 reflects non-operating investment losses in Hong Kong which do not attract tax relief due to the taxable profit being computed as 5 per cent of net insurance premiums.

(ii)
Effects of results of joint ventures and associates
Profit before tax includes Prudential’s share of profits after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item in the table above.

(iii)
Irrecoverable withholding taxes
The £26 million (half year 2017: £29 million) adverse reconciling items reflects local withholding taxes on dividends paid by certain non-UK subsidiaries, principally Indonesia, to the UK. The dividends are exempt from UK tax and consequently the withholding tax cannot be offset against UK tax payments.

(iv)
Movements in provisions for open tax matters
The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters where upon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group’s submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters:

£m
At 31 December 2017	(139)
Movements in the current period included in:
Tax charge attributable to shareholders	(8)
Other movements*	(2)
At 30 June 2018	(149)
*
Other movements include interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax.

	Half year 2017 £m**
	Asia operations	US operations	UK and Europe	Other operations*	Total attributable to shareholders	Percentage impact on ETR
Operating profit (loss) based on longer-term investment returns	953	1,073	745	(413)	2,358
Non-operating profit (loss)	98	(782)	42	98	(544)
Profit (loss) before tax	1,051	291	787	(315)	1,814
Expected tax rate	20%	35%	19%	19%	22%
Tax at the expected rate	210	102	150	(60)	402	22.2%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(19)	(10)	-	(2)	(31)	(1.7)%
Deductions not allowable for tax purposes	9	-	6	3	18	1.0%
Items related to taxation of life insurance businesses	(43)	(85)	(2)	-	(130)	(7.2)%
Deferred tax adjustments	4	-	(1)	-	3	0.2%
Effect of results of joint ventures and associates	(19)	-	(1)	-	(20)	(1.1)%
Irrecoverable withholding taxes	-	-	-	29	29	1.6%
Other	3	4	4	(1)	10	0.5%
Total	(65)	(91)	6	29	(121)	(6.7)%

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	-	10	(6)	-	4	0.2%
Movements in provisions for open tax matters	7	25	-	-	32	1.7%
Cumulative exchange gains on the sold Korea life business recycled from other comprehensive income	(8)	-	-	-	(8)	(0.4)%
Total	(1)	35	(6)	-	28	1.5%

Total actual tax charge (credit)	144	46	150	(31)	309	17.0%
Analysed into:
Tax on operating profit based on longer-term investment returns	152	321	140	(50)	563
Tax on non-operating profit	(8)	(275)	10	19	(254)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	30%	19%	12%	24%
Excluding non-recurring tax reconciling items	15%	27%	20%	12%	22%
Total profit	14%	16%	19%	10%	17%
*
Other operations include restructuring costs.
** The half year 2017 comparative results have been re-presented from those previously published to reflect the Group’s current operating segments.

	Full year 2017 £m
	Asia operations	US operations	UK and Europe	Other operations*	Total attributable to shareholders	Percentage impact on ETR
Operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	(878)	4,699
Non-operating profit (loss)	53	(1,462)	(14)	20	(1,403)
Profit (loss) before tax	2,028	762	1,364	(858)	3,296
Expected tax rate	21%	35%	19%	19%	24%
Tax at the expected rate	426	267	259	(163)	789	23.9%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(64)	(11)	(2)	(14)	(91)	(2.8%)
Deductions not allowable for tax purposes	26	6	13	10	55	1.7%
Items related to taxation of life insurance businesses	(92)	(238)	(2)	-	(332)	(10.1%)
Deferred tax adjustments	11	17	(1)	(5)	22	0.7%
Effect of results of joint ventures and associates	(52)	-	(3)	-	(55)	(1.7%)
Irrecoverable withholding taxes	-	-	-	54	54	1.6%
Other	(10)	-	6	(1)	(5)	(0.1%)
Total	(181)	(226)	11	44	(352)	(10.7%)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(3)	(15)	(3)	(3)	(24)	(0.7%)
Movements in provisions for open tax matters	19	25	-	-	44	1.3%
Impact of US tax reform	-	445	-	-	445	13.5%
Adjustments in relation to business disposals	(8)	12	-	-	4	0.1%
Total	8	467	(3)	(3)	469	14.2%

Total actual tax charge (credit)	253	508	267	(122)	906	27.4%
Analysed into:

Tax on operating profit based on longer-term investment returns	276	548	268	(121)	971
Tax on non-operating profit	(23)	(40)	(1)	(1)	(65)
Actual tax rate:
Operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	14%	25%	19%	14%	21%
Excluding non-recurring tax reconciling items	13%	24%	20%	13%	20%
Total profit	12%	67%	20%	14%	27%
*
Other operations include restructuring costs.

B5
Earnings per share

		Half year 2018
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		note B1.1	note B4
	Note	£m	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,405	(429)	(1)	1,975	76.8p	76.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(113)	(24)	-	(137)	(5.3)p	(5.3)p
Amortisation of acquisition accounting adjustments		(22)	4	-	(18)	(0.7)p	(0.7)p
(Loss) attaching to disposal of businesses and corporate transactions		(570)	105	-	(465)	(18.1)p	(18.1)p
Based on profit for the period		1,700	(344)	(1)	1,355	52.7p	52.6p

		Half year 2017
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B4
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,358	(563)	1,795	70.0p	69.9p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(573)	248	(325)	(12.7)p	(12.7)p
Amortisation of acquisition accounting adjustments		(32)	6	(26)	(1.0)p	(1.0)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income		61	-	61	2.4p	2.4p
Based on profit for the period		1,814	(309)	1,505	58.7p	58.6p

		Full year 2017
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		note B1.1	note B4
	Note	£m	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		4,699	(971)	(1)	3,727	145.2p	145.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,563)	572	-	(991)	(38.6)p	(38.6)p
Amortisation of acquisition accounting adjustments		(63)	20	-	(43)	(1.7)p	(1.7)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income		61	-	-	61	2.4p	2.4p
Profit attaching to the disposal of businesses		162	(82)	-	80	3.1p	3.1p
Impact of US tax reform		-	(445)	-	(445)	(17.3)p	(17.3)p
Based on profit for the year		3,296	(906)	(1)	2,389	93.1p	93.0p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	Half year 2018	Half year 2017	Full year 2017
Weighted average number of shares for calculation of:	(millions)	(millions)	(millions)
Basic earnings per share	2,573	2,565	2,567
Diluted earnings per share	2,574	2,567	2,568

B6
Dividends

	Half year 2018		Half year 2017		Full year 2017
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
First interim ordinary dividend	15.67p	406	14.50p	375	14.50p	375
Second interim ordinary dividend	-	-	-	-	32.50p	841
Total	15.67p	406	14.50p	375	47.00p	1,216
Dividends paid in reporting period:
Current year first interim ordinary dividend	-	-	-	-	14.50p	373
Second interim ordinary dividend for prior year	32.50p	840	30.57p	786	30.57p	786
Total	32.50p	840	30.57p	786	45.07p	1,159

Dividend per share
The 2018 first interim dividend of 15.67 pence per ordinary share will be paid on 27 September 2018 in sterling to shareholders on the UK register and the Irish branch register on 24 August 2018 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 7 August 2018. Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 4 October 2018. The exchange rate at which the dividend payable to the US Shareholders will be translated into US dollars will be determined by the depositary agent. The first interim dividend will be paid on or about 4 October 2018 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The exchange rate at which the dividend payable to the SG Shareholders will be translated from Hong Kong dollars into Singapore dollars, will be determined by CDP.

Shareholders on the UK register and Irish branch register are eligible to participate in a Dividend Reinvestment Plan.

C
BALANCE SHEET NOTES

C1
Analysis of Group statement of financial position by segment

To explain the assets, liabilities and capital of the Group’s businesses more comprehensively, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

		30 Jun 2018 £m						30 Jun 2017 £m	31 Dec 2017 £m
		Asia	US	UK and Europe	Unallo- cated to a segment (central opera- tions)	Elimin- ation of intra- group debtors and creditors	Group Total	Group Total	Group Total
By operating segment	Note	C2.1	C2.2	C2.3	note (v)
Assets
Goodwill	C5(a)	306	-	1,314	-	-	1,620	1,501	1,482
Deferred acquisition costs and other intangible assets	C5(b)	2,614	8,503	199	43	-	11,359	10,757	11,011
Property, plant and equipmentnote (i)		123	237	588	3	-	951	727	789
Reinsurers' share of insurance contract liabilitiesnote (ii)		2,258	6,436	2,104	3	(1,181)	9,620	9,709	9,673
Deferred tax assets	C7	112	2,144	130	49	-	2,435	4,105	2,627
Current tax recoverable		23	298	255	115	(65)	626	700	613
Accrued investment income		611	460	1,471	32	-	2,574	2,887	2,676
Other debtorsnote (iii)		2,429	242	3,580	1,722	(4,454)	3,519	3,417	2,963
Investment properties		5	5	17,595	-	-	17,605	15,218	16,497
Investment in joint ventures and associates accounted for using the equity method		867	-	687	-	-	1,554	1,293	1,416
Loans	C3.3	1,337	9,815	5,664	106	-	16,922	16,952	17,042
Equity securities and portfolio holdings in unit trusts		30,926	135,837	62,832	112	-	229,707	210,437	223,391
Debt securities	C3.2	42,256	36,115	79,744	2,190	-	160,305	170,793	171,374
Derivative assets		191	816	2,305	116	-	3,428	3,789	4,801
Other investments		-	901	5,158	-	-	6,059	5,566	5,622
Deposits		1,203	17	11,020	172	-	12,412	13,353	11,236
Assets held for sale*		-	-	12,024	-	-	12,024	33	38
Cash and cash equivalents		2,177	1,174	3,420	1,679	-	8,450	9,893	10,690
Total assets		87,438	203,000	210,090	6,342	(5,700)	501,170	481,130	493,941

Total equity		5,741	5,100	8,046	(2,997)	-	15,890	15,450	16,094
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(a)	66,821	185,150	154,655	37	(1,181)	405,482	398,980	411,243
Unallocated surplus of with-profits funds	C4.1(a)	3,766	-	13,517	-	-	17,283	15,090	16,951
Core structural borrowings of shareholder-financed operations	C6.1	-	189	-	6,178	-	6,367	6,614	6,280
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	17	262	130	1,209	-	1,618	2,096	1,791
Borrowings attributable to with-profits operations	C6.2(b)	32	-	3,557	-	-	3,589	3,336	3,716
Obligations under funding, securities lending and sale and repurchase agreements		-	5,612	1,516	-	-	7,128	6,408	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,550	-	5,781	27	-	9,358	8,577	8,889
Deferred tax liabilities	C7	1,174	1,653	1,602	14	-	4,443	5,683	4,715
Current tax liabilities		155	22	194	109	(65)	415	743	537
Accruals, deferred income and other liabilitiesnote (iv)		5,920	4,914	6,349	822	(4,454)	13,551	14,524	14,185
Provisions		175	19	684	42	-	920	759	1,123
Derivative liabilities		87	79	2,082	901	-	3,149	2,870	2,755
Liabilities held for sale		-	-	11,977	-	-	11,977	-	-
Total liabilities		81,697	197,900	202,044	9,339	(5,700)	485,280	465,680	477,847
Total equity and liabilities		87,438	203,000	210,090	6,342	(5,700)	501,170	481,130	493,941
*
Assets held for sale of £12,024 million includes £11,977 million in respect of the reinsured UK annuity business (see note D1).

Notes
(i)
£605 million (30 June 2017: £409 million; 31 December 2017: £492 million) of the property, plant and equipment of £951 million (30 June 2017: £727 million; 31 December 2017: £789 million) was held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture funds and other investment purposes of the PAC with-profits fund. The Group made additions to property, plant and equipment of £167 million during the period (30 June 2017: £120 million; 31 December 2017: £134 million).
(ii)
Reinsurers’ share of contract liabilities relate primarily to the reinsurance ceded in respect of the acquired REALIC business by the Group’s US insurance operations and the reinsurance of part of the UK Shareholder-backed annuity portfolio as described in note D1.
(iii)
Within other debtors are premiums receivable of £595 million (30 June 2017: £432 million; 31 December 2017: £547 million) of which 89 per cent are due within one year. The remaining 11 per cent is due after one year.
(iv)
Within ‘Accruals, deferred income and other liabilities’ of £13,551 million (30 June 2017: £14,524 million; 31 December 2017: £14,185 million) is an amount of £8,435 million (30 June 2017: £8,575 million; 31 December 2017: £9,305 million) that is due within one year.
(v)
Unallocated to a segment includes central operations, Prudential Capital and Africa operations as per note B1.3.

C2
Analysis of segment statement of financial position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1
Asia

		2018 £m							2017 £m
	Note	With -profits business	Unit -linked assets and liabilities	Other business	Total	Asset- manage ment	Elimina- tions	30 Jun Total	30 Jun* Total	31 Dec Total
Assets
Goodwill		-	-	245	245	61	-	306	306	305
Deferred acquisition costs and other intangible assets		48	-	2,561	2,609	5	-	2,614	2,344	2,540
Property, plant and equipment		86	-	34	120	3	-	123	122	125
Reinsurers' share of insurance contract liabilities		79	-	2,179	2,258	-	-	2,258	1,680	1,960
Deferred tax assets		-	-	105	105	7	-	112	93	112
Current tax recoverable		-	4	19	23	-	-	23	30	58
Accrued investment income		266	57	256	579	32	-	611	597	595
Other debtors		1,599	232	551	2,382	76	(29)	2,429	2,640	2,675
Investment properties		-	-	5	5	-	-	5	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	723	723	144	-	867	849	912
Loans	C3.3	757	-	580	1,337	-	-	1,337	1,307	1,317
Equity securities and portfolio holdings in unit trusts		16,673	12,592	1,622	30,887	39	-	30,926	26,772	29,976
Debt securities	C3.2	24,923	3,771	13,522	42,216	40	-	42,256	39,061	40,982
Derivative assets		136	3	52	191	-	-	191	102	113
Deposits		271	369	530	1,170	33	-	1,203	1,287	1,291
Cash and cash equivalents		722	524	820	2,066	111	-	2,177	1,942	1,934
Total assets		45,560	17,552	23,804	86,916	551	(29)	87,438	79,137	84,900
Total equity		-	-	5,327	5,327	414	-	5,741	5,563	5,926
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(b)	36,282	16,094	14,445	66,821	-	-	66,821	59,619	64,133
Unallocated surplus of with-profits funds	C4.1(b)	3,766	-	-	3,766	-	-	3,766	3,003	3,474
Operational borrowings attributable to shareholder-financed operations		-	10	7	17	-	-	17	20	50
Borrowings attributable to with-profits operations		32	-	-	32	-	-	32	20	10
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,042	1,273	235	3,550	-	-	3,550	3,541	3,631
Deferred tax liabilities		782	30	362	1,174	-	-	1,174	1,022	1,152
Current tax liabilities		54	-	89	143	12	-	155	175	122
Accruals, deferred income and other liabilities		2,526	137	3,211	5,874	75	(29)	5,920	5,859	6,069
Provisions		26	-	99	125	50	-	175	191	254
Derivative liabilities		50	8	29	87	-	-	87	124	79
Total liabilities		45,560	17,552	18,477	81,589	137	(29)	81,697	73,574	78,974
Total equity and liabilities		45,560	17,552	23,804	86,916	551	(29)	87,438	79,137	84,900
* The half year 2017 comparative results have been re-presented from those previously published to reflect the Group’s current operating segments.

Note
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating businesses are included in the column for 'Other business'.

C2.2
US

		2018 £m						2017 £m
	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Asset manage- ment	Elimina- tions	30 Jun Total	30 Jun* Total	31 Dec Total
Assets
Goodwill		-	-	-	-	-	-	16	-
Deferred acquisition costs and other intangible assets		-	8,503	8,503	-	-	8,503	8,192	8,219
Property, plant and equipment		-	234	234	3	-	237	232	214
Reinsurers' share of insurance contract liabilities		-	6,436	6,436	-	-	6,436	6,740	6,424
Deferred tax assets		-	2,056	2,056	88	-	2,144	3,808	2,300
Current tax recoverable		-	292	292	6	-	298	354	298
Accrued investment income		-	438	438	22	-	460	569	492
Other debtors		-	236	236	76	(70)	242	266	248
Investment properties		-	5	5	-	-	5	6	5
Loans	C3.3	-	9,815	9,815	-	-	9,815	9,497	9,630
Equity securities and portfolio holdings in unit trusts		135,546	289	135,835	2	-	135,837	125,059	130,630
Debt securities	C3.2	-	36,115	36,115	-	-	36,115	38,029	35,378
Derivative assets		-	816	816	-	-	816	906	1,611
Other investments		-	898	898	3	-	901	936	848
Deposits		-	-	-	17	-	17	18	43
Cash and cash equivalents		-	836	836	338	-	1,174	1,470	1,658
Total assets		135,546	66,969	202,515	555	(70)	203,000	196,098	197,998
Total equity		-	4,896	4,896	204	-	5,100	5,213	5,248
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(c)	135,546	49,604	185,150	-	-	185,150	177,779	180,724
Core structural borrowings of shareholder-financed operations		-	189	189	-	-	189	192	184
Operational borrowings attributable to shareholder-financed operations		-	262	262	-	-	262	453	508
Obligations under funding, securities lending and sale and repurchase agreements		-	5,612	5,612	-	-	5,612	4,518	4,304
Deferred tax liabilities		-	1,652	1,652	1	-	1,653	2,983	1,845
Current tax liabilities		-	21	21	1	-	22	60	47
Accruals, deferred income and other liabilities		-	4,642	4,642	342	(70)	4,914	4,856	5,109
Provisions		-	12	12	7	-	19	1	24
Derivative liabilities		-	79	79	-	-	79	43	5
Total liabilities		135,546	62,073	197,619	351	(70)	197,900	190,885	192,750
Total equity and liabilities		135,546	66,969	202,515	555	(70)	203,000	196,098	197,998
* The half year 2017 comparative results have been re-presented from those previously published to reflect the Group’s current operating segments.

C2.3
UK and Europe

		2018 £m							2017 £m
			Other funds and subsidiaries
		With- profits sub- funds	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Asset manage- ment	Elimina- tions	30 Jun Total	30 Jun* Total	31 Dec Total
By operating segment	Note	note (i)
Assets
Goodwill		161	-	-	161	1,153	-	1,314	1,179	1,177
Deferred acquisition costs and other intangible assets		101	-	92	193	6	-	199	189	210
Property, plant and equipment		519	-	33	552	36	-	588	370	447
Reinsurers' share of insurance contract liabilities		1,213	126	765	2,104	-	-	2,104	2,560	2,521
Deferred tax assets		65	-	44	109	21	-	130	152	157
Current tax recoverable		58	-	197	255	-	-	255	311	244
Accrued investment income		993	96	374	1,463	8	-	1,471	1,680	1,558
Other debtors		1,725	399	656	2,780	909	(109)	3,580	3,729	3,118
Investment properties		15,293	647	1,655	17,595	-	-	17,595	15,207	16,487
Investment in joint ventures and associates accounted for using the equity method		649	-	-	649	38	-	687	444	504
Loans	C3.3	3,943	-	1,721	5,664	-	-	5,664	5,784	5,986
Equity securities and portfolio holdings in unit trusts		47,590	15,072	15	62,677	155	-	62,832	58,509	62,670
Debt securities	C3.2	51,064	6,536	22,144	79,744	-	-	79,744	91,302	92,707
Derivative assets		1,844	1	460	2,305	-	-	2,305	2,676	2,954
Other investments		5,147	10	1	5,158	-	-	5,158	4,630	4,774
Deposits		8,853	1,330	837	11,020	-	-	11,020	11,843	9,540
Assets held for sale		47	-	11,977	12,024	-	-	12,024	33	38
Cash and cash equivalents		2,280	138	593	3,011	409	-	3,420	4,915	5,808
Total assets		141,545	24,355	41,564	207,464	2,735	(109)	210,090	205,513	210,900
Total equity		-	-	6,032	6,032	2,014	-	8,046	8,108	8,245
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(d)	112,339	22,198	20,118	154,655	-	-	154,655	162,853	167,589
Unallocated surplus of with-profits funds	C4.1(d)	13,517	-	-	13,517	-	-	13,517	12,087	13,477
Operational borrowings attributable to shareholder-financed operations		-	4	126	130	-	-	130	199	148
Borrowings attributable to with-profits operations		3,557	-	-	3,557	-	-	3,557	3,316	3,706
Obligations under funding, securities lending and sale and repurchase agreements		1,193	-	323	1,516	-	-	1,516	1,890	1,358
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,998	1,697	86	5,781	-	-	5,781	5,036	5,243
Deferred tax liabilities		1,353	-	225	1,578	24	-	1,602	1,667	1,703
Current tax liabilities		21	48	80	149	45	-	194	490	377
Accruals, deferred income and other liabilities		4,549	403	1,047	5,999	459	(109)	6,349	7,565	6,609
Provisions		25	-	466	491	193	-	684	531	784
Derivative liabilities		993	5	1,084	2,082	-	-	2,082	1,771	1,661
Liabilities held for sale		-	-	11,977	11,977	-	-	11,977	-	-
Total liabilities		141,545	24,355	35,532	201,432	721	(109)	202,044	197,405	202,655
Total equity and liabilities		141,545	24,355	41,564	207,464	2,735	(109)	210,090	205,513	210,900
* The half year 2017 comparative results have been re-presented from those previously published to reflect the Group’s current operating segments.

Notes
(i)
Includes the Scottish Amicable Insurance Fund which, at 30 June 2018, has total assets and liabilities of £5,310 million (30 June 2017: £5,943 million; 31 December 2017: £5,768 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £10.2 billion (30 June 2017: £10.9 billion; 31 December 2017: £10.6 billion) of non-profits annuities liabilities.

C3
Assets and liabilities

C3.1
Group assets and liabilities – measurement

(a)
Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)
Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	30 Jun 2018 £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

With-profits
Loans	-	-	1,848	1,848
Equity securities and portfolio holdings in unit trusts	59,025	4,748	490	64,263
Debt securities	29,680	45,952	355	75,987
Other investments (including derivative assets)	76	3,185	3,866	7,127
Derivative liabilities	(40)	(1,003)	-	(1,043)
Total financial investments, net of derivative liabilities	88,741	52,882	6,559	148,182
Percentage of total	60%	36%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	162,698	494	18	163,210
Debt securities	5,162	5,145	-	10,307
Other investments (including derivative assets)	3	4	7	14
Derivative liabilities	(9)	(4)	-	(13)
Total financial investments, net of derivative liabilities	167,854	5,639	25	173,518
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	-	2,935	2,935
Equity securities and portfolio holdings in unit trusts	2,215	9	10	2,234
Debt securities	17,918	55,795	298	74,011
Other investments (including derivative assets)	34	1,403	909	2,346
Derivative liabilities	(1)	(1,692)	(400)	(2,093)
Total financial investments, net of derivative liabilities	20,166	55,515	3,752	79,433
Percentage of total	25%	70%	5%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	-	4,783	4,783
Equity securities and portfolio holdings in unit trusts	223,938	5,251	518	229,707
Debt securities	52,760	106,892	653	160,305
Other investments (including derivative assets)	113	4,592	4,782	9,487
Derivative liabilities	(50)	(2,699)	(400)	(3,149)
Total financial investments, net of derivative liabilities	276,761	114,036	10,336	401,133
Investment contract liabilities without discretionary participation features held at fair value	-	(16,713)	-	(16,713)
Borrowings attributable to with-profits operations	-	-	(1,746)	(1,746)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,184)	(3,407)	(767)	(9,358)
Other financial liabilities held at fair value	-	-	(3,159)	(3,159)
Total financial instruments at fair value	271,577	93,916	4,664	370,157
Percentage of total	74%	25%	1%	100%

	30 Jun 2017 £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

With-profits
Loans	-	-	1,906	1,906
Equity securities and portfolio holdings in unit trusts	51,136	4,282	426	55,844
Debt securities	28,122	44,145	296	72,563
Other investments (including derivative assets)	73	3,310	3,464	6,847
Derivative liabilities	(79)	(752)	-	(831)
Total financial investments, net of derivative liabilities	79,252	50,985	6,092	136,329
Percentage of total	58%	38%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	152,050	399	23	152,472
Debt securities	5,243	4,943	-	10,186
Other investments (including derivative assets)	4	3	4	11
Derivative liabilities	(2)	-	-	(2)
Total financial investments, net of derivative liabilities	157,295	5,345	27	162,667
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	309	2,594	2,903
Equity securities and portfolio holdings in unit trusts	2,104	7	10	2,121
Debt securities	21,525	66,233	286	88,044
Other investments (including derivative assets)	-	1,501	996	2,497
Derivative liabilities	(26)	(1,551)	(460)	(2,037)
Total financial investments, net of derivative liabilities	23,603	66,499	3,426	93,528
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	309	4,500	4,809
Equity securities and portfolio holdings in unit trusts	205,290	4,688	459	210,437
Debt securities	54,890	115,321	582	170,793
Other investments (including derivative assets)	77	4,814	4,464	9,355
Derivative liabilities	(107)	(2,303)	(460)	(2,870)
Total financial investments, net of derivative liabilities	260,150	122,829	9,545	392,524
Investment contract liabilities without discretionary participation features held at fair value	-	(17,166)	-	(17,166)
Borrowings attributable to with-profits operations	-	-	(1,816)	(1,816)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,719)	(2,421)	(437)	(8,577)
Other financial liabilities held at fair value	-	(394)	(2,766)	(3,160)
Total financial instruments at fair value	254,431	102,848	4,526	361,805
Percentage of total	70%	29%	1%	100%

	31 Dec 2017 £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

With-profits
Loans	-	-	2,023	2,023
Equity securities and portfolio holdings in unit trusts	57,347	4,470	351	62,168
Debt securities	29,143	45,602	348	75,093
Other investments (including derivative assets)	68	3,638	3,540	7,246
Derivative liabilities	(68)	(615)	-	(683)
Total financial investments, net of derivative liabilities	86,490	53,095	6,262	145,847
Percentage of total	60%	36%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	158,631	457	10	159,098
Debt securities	4,993	5,226	-	10,219
Other investments (including derivative assets)	12	4	8	24
Derivative liabilities	-	(1)	-	(1)
Total financial investments, net of derivative liabilities	163,636	5,686	18	169,340
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	-	2,814	2,814
Equity securities and portfolio holdings in unit trusts	2,105	10	10	2,125
Debt securities	21,443	64,313	306	86,062
Other investments (including derivative assets)	7	2,270	876	3,153
Derivative liabilities	-	(1,559)	(512)	(2,071)
Total financial investments, net of derivative liabilities	23,555	65,034	3,494	92,083
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	-	4,837	4,837
Equity securities and portfolio holdings in unit trusts	218,083	4,937	371	223,391
Debt securities	55,579	115,141	654	171,374
Other investments (including derivative assets)	87	5,912	4,424	10,423
Derivative liabilities	(68)	(2,175)	(512)	(2,755)
Total financial investments, net of derivative liabilities	273,681	123,815	9,774	407,270
Investment contract liabilities without discretionary participation features held at fair value	-	(17,397)	-	(17,397)
Borrowings attributable to with-profits operations	-	-	(1,887)	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,836)	(3,640)	(413)	(8,889)
Other financial liabilities held at fair value	-	-	(3,031)	(3,031)
Total financial instruments at fair value	268,845	102,778	4,443	376,066
Percentage of total	72%	27%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £35,860 million (30 June 2017: £37,936 million; 31 December 2017: £35,293 million) of debt securities classified as available-for-sale.

Assets and liabilities at amortised cost and their fair value
The table below shows the assets and liabilities carried at amortised cost on the statement of financial position and their fair value. The assets and liabilities that are carried at amortised cost but where the carrying value approximates the fair value, are excluded from the analysis below.

	30 Jun 2018 £m
	Total carrying value	Total fair value
Assets
Loans	12,139	12,710

Liabilities
Investment contract liabilities without discretionary participation features	(3,001)	(3,003)
Core structural borrowings of shareholder-financed operations	(6,367)	(6,518)
Operational borrowings attributable to shareholder-financed operations	(1,618)	(1,618)
Borrowings attributable to the with-profits funds	(1,843)	(1,768)
Obligations under funding, securities lending and sale and repurchase agreements	(7,128)	(7,126)

	30 Jun 2017 £m
	Total carrying value	Total fair value
Assets
Loans	12,142	13,017

Liabilities
Investment contract liabilities without discretionary participation features	(3,145)	(3,164)
Core structural borrowings of shareholder-financed operations	(6,614)	(7,292)
Operational borrowings attributable to shareholder-financed operations	(2,096)	(2,096)
Borrowings attributable to the with-profits funds	(1,520)	(1,528)
Obligations under funding, securities lending and sale and repurchase agreements	(6,408)	(6,464)

	31 Dec 2017 £m
	Total carrying value	Total fair value
Assets
Loans	12,205	12,939

Liabilities
Investment contract liabilities without discretionary participation features	(2,997)	(3,032)
Core structural borrowings of shareholder-financed operations	(6,280)	(7,032)
Operational borrowings attributable to shareholder-financed operations	(1,791)	(1,791)
Borrowings attributable to the with-profits funds	(1,829)	(1,832)
Obligations under funding, securities lending and sale and repurchase agreements	(5,662)	(5,828)

(c)
Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities please refer to note C3.1 of the Group’s consolidated financial statements for the year ended 31 December 2017.

Of the total level 2 debt securities of £106,892 million at 30 June 2018 (30 June 2017: £115,321 million; 31 December 2017: £115,141 million), £13,871 million are valued internally (30 June 2017: £13,596 million; 31 December 2017: £13,910 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)
Fair value measurements for level 3 fair valued assets and liabilities
Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2018 to that presented at 30 June 2018.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

Half year 2018 £m	At 1 Jan 2018	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2018
Loans	4,837	59	65	2	-	(223)	43	-	-	4,783
Equity securities and portfolio holdings in unit trusts	371	43	(7)	112	(1)	-	-	-	-	518
Debt securities	654	(10)	-	55	(46)	-	-	-	-	653
Other investments (including derivative assets)	4,424	188	46	550	(426)	-	-	-	-	4,782
Derivative liabilities	(512)	57	-	-	-	-	-	-	55	(400)
Total financial investments, net of derivative liabilities	9,774	337	104	719	(473)	(223)	43	-	55	10,336
Borrowings attributable to with-profits operations	(1,887)	(2)	-	-	-	143	-	-	-	(1,746)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(413)	38	-	-	-	22*	(414)	-	-	(767)
Other financial liabilities	(3,031)	(84)	(68)	-	-	103	(79)	-	-	(3,159)
Total financial instruments at fair value	4,443	289	36	719	(473)	45	(450)	-	55	4,664

Half year 2017 £m	At 1 Jan 2017	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2017
Loans	2,699	96	(132)	1,879	-	(70)	28	-	-	4,500
Equity securities and portfolio holdings in unit trusts	722	(17)	(2)	175	(418)	-	-	-	(1)	459
Debt securities	942	2	(11)	142	(471)	-	-	-	(22)	582
Other investments (including derivative assets)	4,480	84	(64)	191	(227)	-	-	-	-	4,464
Derivative liabilities	(516)	56	-	-	-	-	-	-	-	(460)
Total financial investments, net of derivative liabilities	8,327	221	(209)	2,387	(1,116)	(70)	28	-	(23)	9,545
Borrowings attributable to with-profits operations	-	2	-	-	-	-	(1,818)	-	-	(1,816)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(883)	(357)	-	-	(167)	1,017*	(47)	-	-	(437)
Other financial liabilities	(2,851)	(96)	141	-	(1)	73	(32)	-	-	(2,766)
Total financial instruments at fair value	4,593	(230)	(68)	2,387	(1,284)	1,020	(1,869)	-	(23)	4,526

Full year 2017 £m	At 1 Jan 2017	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec 2017
Loans	2,699	17	(235)	2,129	-	(311)	236	302	-	4,837
Equity securities and portfolio holdings in unit trusts	722	11	(5)	186	(468)	(6)	-	1	(70)	371
Debt securities	942	51	(11)	216	(522)	-	-	-	(22)	654
Other investments (including derivative assets)	4,480	73	(133)	727	(725)	-	-	2	-	4,424
Derivative liabilities	(516)	4	-	-	-	-	-	-	-	(512)
Total financial investments, net of derivative liabilities	8,327	156	(384)	3,258	(1,715)	(317)	236	305	(92)	9,774
Borrowings attributable to with-profits operations	-	(13)	-	-	-	115	(1,989)	-	-	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(883)	(559)	-	(13)	-	1,276*	(234)	-	-	(413)
Other financial liabilities	(2,851)	14	250	-	-	252	(311)	(385)	-	(3,031)
Total financial instruments at fair value	4,593	(402)	(134)	3,245	(1,715)	1,326	(2,298)	(80)	(92)	4,443
*
Includes distributions to third-party investors by subsidiaries held by the UK with-profits funds for investment purposes. These distributions vary period to period depending on the maturity of the subsidiaries and the gains realised by those entities in the period.

Of the total net gains and losses in the income statement of £289 million (30 June 2017: £(230) million; 31 December 2017: £(402) million), £210 million (30 June 2017: £(234) million; 31 December 2017: £(139) million) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
Loans	(23)	-	20
Equity securities	43	21	(12)
Debt securities	(10)	2	(5)
Other investments	109	42	(22)
Derivative liabilities	57	56	4
Borrowings attributable to with-profit operations	(2)	-	(13)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	38	2	(123)
Other financial liabilities	(2)	(357)	12
Total	210	(234)	(139)

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation. For further detail on the valuation approach for level 3 fair valued assets and liabilities, please refer to note C3.1 of the Group’s consolidated financial statements for the year ended 31 December 2017.

At 30 June 2018, the Group held £4,664 million (30 June 2017: £4,526 million; 31 December 2017: £4,443 million) of net financial instruments at fair value within level 3. This represents 1 per cent (30 June 2017: 1 per cent; 31 December 2017: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

The net financial instruments at fair value within level 3 at 30 June 2018 include £1,808 million of loans and a corresponding £1,746 million of borrowings held by a subsidiary of the Group’s UK with-profits fund, attaching to the acquisition of a portfolio of buy-to-let mortgages and other loans financed largely by external third-party (non-recourse) borrowings (see note C3.3(c) for further details). The Group’s exposure is limited to the investment held by the UK with-profits fund rather than to the individual loans and borrowings themselves. The fair value movements of these loans and borrowings have no effect on shareholders’ profit and equity. The most significant non-observable inputs to the mortgage fair value are the level of future defaults and prepayments by the mortgage holders.

Included within these amounts are loans of £2,638 million at 30 June 2018 (30 June 2017: £2,594 million; 31 December 2017: £2,512 million), measured as the loan outstanding balance, plus accrued investment income, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,793 million at 30 June 2018 (30 June 2017: £2,766 million; 31 December 2017: £2,664 million) is also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(155) million (30 June 2017: £(172) million; 31 December 2017: £(152) million), the level 3 fair valued financial assets net of financial liabilities were £4,819 million (30 June 2017: £4,698 million; 31 December 2017: £4,595 million). Of this amount, a net liability of £(312) million (30 June 2017: net liability of £(218) million; 31 December 2017: net asset of £117 million) is internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (30 June 2017: 0.1 per cent; 31 December 2017: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability are:

(a)
Debt securities of £494 million (30 June 2017: £446 million; 31 December 2017: £500 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
(b)
Private equity and venture investments in both debt and equity securities of £255 million (30 June 2017: £176 million; 31 December 2017: £217 million) which are valued internally using discounted cash flows based on management information available for these investments. The significant unobservable inputs include the determination of expected future cash flows on the investments being valued, determination of the probability of counterparty default and prepayments and the selection of appropriate discount rates. The valuation is performed in accordance with International Private Equity and Venture Capital Association Valuation Guidelines. These investments were principally held by consolidated investment funds that are managed on behalf of third parties.
(c)
Equity release mortgage loan investments of £297 million (30 June 2017: £309 million classified as level 2; 31 December 2017: £302 million) which are valued internally using the discounted cash flow models. The inputs that are significant to the valuation of these investments are primarily the economic assumptions, being the discount rate (risk-free rate plus a liquidity premium) and property values.
(d)
Liabilities of £(735) million (30 June 2017: £(437) million; 31 December 2017: £(403) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(e)
Derivative liabilities of £(400) million (30 June 2017: £(460) million; 31 December 2017: £(512) million) which are valued internally using the discounted cash flow method in line with standard market practices but are subject to independent assessment against external counterparties’ valuations.
(f)
Other sundry individual financial investments of £74 million (30 June 2017: £57 million; 31 December 2017: £81 million).
Of the internally valued net liability referred to above of £(312) million (30 June 2017: net liability of £(218) million; 31 December 2017: net asset of £117 million):

(a)
A net liability of £(214) million (30 June 2017: net liability of £(97) million; 31 December 2017: net asset of £67 million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b)
A net liability of £(98) million (30 June 2017: net liability of £(121) million; 31 December 2017: net liability of £(184) million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally decreased by 10 per cent, the change in valuation would be £10 million (30 June 2017: £12 million; 31 December 2017: £18 million), which would increase (reduce) shareholders’ equity by this amount before tax. All this amount passes through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit.

(e)
Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2018, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to level 2 of £621 million and transfers from level 2 to level 1 of £312 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities.

In addition, the transfers out of level 3 in half year 2018 were £55 million. These transfers were primarily between levels 3 and 2 for derivative liabilities. There were no transfers into level 3 in the period.

(f)
Valuation processes applied by the Group
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C3.2
Debt securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities for US insurance operations classified as ‘available-for-sale’ under IAS 39 as disclosed in notes C3.2 (b) to (d) below, the Group’s debt securities are carried at fair value through profit or loss.

(a)
Credit rating
Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard and Poor’s ratings have been used where available, if this isn’t the case Moody’s and then Fitch have been used as alternatives. For the US NAIC ratings have also been used where relevant. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as ‘other’.

	30 Jun 2018 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	2,496	11,425	3,983	3,351	1,768	1,900	24,923
Unit-linked	726	147	489	1,326	441	642	3,771
Non-linked shareholder-backed	948	3,138	3,234	3,063	2,040	1,099	13,522
Asset Management	12	-	28	-	-	-	40
US
Non-linked shareholder-backed	442	6,338	9,439	13,148	1,035	5,713	36,115
UK and Europe
With-profits	7,091	8,723	11,606	13,544	2,847	7,253	51,064
Unit-linked	358	2,099	1,694	1,448	718	219	6,536
Non-linked shareholder-backed	3,273	6,296	5,138	1,496	223	5,718	22,144
Other operations	673	1,237	177	39	45	19	2,190
Total debt securities	16,019	39,403	35,788	37,415	9,117	22,563	160,305

	30 Jun 2017 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	3,168	9,722	3,540	3,201	1,789	1,978	23,398
Unit-linked	501	129	526	1,502	323	461	3,442
Non-linked shareholder-backed	1,138	2,758	3,035	2,699	1,645	946	12,221
US
Non-linked shareholder-backed	455	6,739	10,318	13,526	1,046	5,945	38,029
UK and Europe
With-profits	5,965	9,872	10,827	12,577	3,481	6,443	49,165
Unit-linked	597	2,871	1,131	1,856	176	112	6,743
Non-linked shareholder-backed	4,481	10,313	10,396	4,036	388	5,780	35,394
Other operations	819	1,275	192	95	14	6	2,401
Total debt securities	17,124	43,679	39,965	39,492	8,862	21,671	170,793

	31 Dec 2017 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	2,504	10,641	3,846	3,234	1,810	2,397	24,432
Unit-linked	528	103	510	1,429	372	565	3,507
Non-linked shareholder-backed	990	2,925	3,226	2,970	1,879	1,053	13,043
US
Non-linked shareholder-backed	368	6,352	9,578	12,311	1,000	5,769	35,378
UK and Europe
With-profits	6,492	9,378	11,666	12,856	2,877	7,392	50,661
Unit-linked	670	2,732	1,308	1,793	91	117	6,711
Non-linked shareholder-backed	5,118	11,005	9,625	3,267	258	6,062	35,335
Other operations	742	1,264	182	67	36	16	2,307
Total debt securities	17,412	44,400	39,941	37,927	8,323	23,371	171,374

The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as ‘Other’ can be further analysed as follows:

	2018 £m	2017 £m
Asia	30 Jun	30 Jun	31 Dec
Non-linked shareholder-backed
Internally rated
Government bonds	23	40	25
Corporate bonds – rated as investment grade by local external ratings agencies	1,006	821	959
Other	70	85	69
Total Asia non-linked shareholder-backed	1,099	946	1,053

			2018 £m	2017 £m
US	Mortgage -backed securities	Other securities	30 Jun Total	30 Jun Total	31 Dec Total
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	1,802	2,101	3,903	3,944	3,918
NAIC 2	14	1,767	1,781	1,903	1,794
NAIC 3-6	3	26	29	98	57
Total US**	1,819	3,894	5,713	5,945	5,769
*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**Mortgage-backed securities totalling £1,545 million at 30 June 2018 have credit ratings issued by Standard & Poor’s of BBB- or above and hence are designated as investment grade. Other securities totalling £3,868 million at 30 June 2018 with NAIC ratings 1 or 2 are also designated as investment grade.

	2018 £m	2017 £m
UK and Europe	30 Jun	30 Jun	31 Dec
Internal ratings or unrated
AAA to A-	7,828	7,494	7,994
BBB to B-	2,866	3,180	3,141
Below B- or unrated	2,496	1,661	2,436
Total UK and Europe	13,190	12,335	13,571

(b)
Additional analysis of US insurance operations debt securities

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec

Corporate and government security and commercial loans:
Government	4,737	4,884	4,835
Publicly traded and SEC Rule 144A securities*	23,346	24,971	22,849
Non-SEC Rule 144A securities	4,659	4,543	4,468
Asset backed securities (see note (e))	3,373	3,631	3,226
Total US debt securities**	36,115	38,029	35,378
*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
**Debt securities for US operations included in the statement of financial position comprise:

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
Available-for-sale	35,860	37,936	35,293
Fair value through profit and loss	255	93	85
	36,115	38,029	35,378

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale securities
The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,205 million to a net unrealised loss of £247 million as analysed in the table below.

	30 Jun 2018 £m	Foreign exchange translation**	Changes in unrealised appreciation	31 Dec 2017 £m
		Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	23,159			6,325
Unrealised gain (loss)	(762)	(30)	(626)	(106)
Fair value (as included in statement of financial position)	22,397			6,219
Assets fair valued at or above book value
Book value*	12,948			27,763
Unrealised gain (loss)	515	(1)	(795)	1,311
Fair value (as included in statement of financial position)	13,463			29,074
Total
Book value*	36,107			34,088
Net unrealised gain (loss)	(247)	(31)	(1,421)	1,205
Fair value (as included in the footnote above in the overview table and the statement of financial position)	35,860			35,293
*
Book value represents cost/amortised cost of the debt securities.
**Translated at the average rate of US$1.38: £1.00.

(d)
US debt securities classified as available-for-sale in an unrealised loss position
(i)
Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2018 £m		30 Jun 2017 £m		31 Dec 2017 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	22,187	(729)	7,962	(236)	6,170	(95)
Between 80% and 90%	195	(29)	482	(64)	36	(6)
Below 80%:

Other than mortgage-backed securities	-	-	10	(6)	10	(4)
Corporate bonds	15	(4)	-	-	3	(1)
	15	(4)	10	(6)	13	(5)
Total	22,397	(762)	8,454	(306)	6,219	(106)

(ii)
Unrealised losses by maturity of security

	2018 £m	2017£m
	30 Jun	30 Jun	31 Dec
1 year to 5 years	(65)	(5)	(7)
5 year to 10 years	(348)	(48)	(41)
More than 10 years	(297)	(231)	(39)
Mortgage-backed and other debt securities	(52)	(22)	(19)
Total	(762)	(306)	(106)

(iii)
Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2018 £m			30 Jun 2017 £m			31 Dec 2017 £m
Age analysis	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(14)	(418)	(432)	(1)	(15)	(16)	(4)	(31)	(35)
6 months to 1 year	(7)	(148)	(155)	-	(251)	(251)	(1)	(4)	(5)
1 year to 2 years	(1)	(148)	(149)	(2)	(1)	(3)	-	(49)	(49)
2 year to 3 years	-	(1)	(1)	(3)	(12)	(15)	(1)	(6)	(7)
More than 3 years	(1)	(24)	(25)	(1)	(20)	(21)	-	(10)	(10)
	(23)	(739)	(762)	(7)	(299)	(306)	(6)	(100)	(106)

Further, the following table shows the age analysis as at 30 June 2018 of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2018 £m		30 Jun 2017 £m		31 Dec 2017 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	13	(3)	-	-	2	-
3 months to 6 months	-	-	-	-	1	(1)
More than 6 months	2	(1)	10	(6)	10	(4)
	15	(4)	10	(6)	13	(5)

(e)
Asset-backed securities
The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2018 are as follows:

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
Shareholder-backed operations:
Asia operationsnote (i)	97	104	118
US operationsnote (ii)	3,373	3,631	3,226
UK insurance operations (2018: 33% AAA, 15% AA)note (iii)	960	1,045	1,070
Other operationsnote (iv)	507	665	589
	4,937	5,445	5,003
With-profits operations:
Asia operationsnote (i)	192	233	233
UK insurance operations (2018: 65% AAA, 10% AA)note (iii)	5,414	5,091	5,658
	5,606	5,324	5,891
Total	10,543	10,769	10,894

Notes
(i)
Asia operations
The Asia operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £192 million, 100 per cent (30 June 2017: 99 per cent; 31 December 2017: 98 per cent) are investment grade.
(ii)
US operations
US operations’ exposure to asset-backed securities at 30 June 2018 comprises:

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
RMBS
Sub-prime (2018: 2% AAA, 6% AA, 3% A)	105	150	112
Alt-A (2018: 3% AAA, 2% A)	117	151	126
Prime including agency (2018: 5% AAA, 67% AA, 8% A)	425	515	440
CMBS (2018: 83% AAA, 16% AA, 1% A)	1,638	1,768	1,579
CDO funds (2018: 13% AA, 87% A), including £nil exposure to sub-prime	11	33	28
Other ABS (2018: 16% AAA, 16% AA, 53% A), including £93 million exposure to sub-prime	1,077	1,014	941
Total	3,373	3,631	3,226

(iii)
UK and Europe operations
The majority of holdings of the shareholder-backed business are UK securities and relate to PAC’s annuity business. Of the holdings of the with-profits operations, £1,833 million (30 June 2017: £1,473 million; 31 December 2017: £1,913 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)
Other operations
Other operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £507 million, 99 per cent (30 June 2017: 96 per cent; 31 December 2017: 96 per cent) are graded AAA.

(f)
Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2018 are analysed as follows:

Exposure to sovereign debts

	30 Jun 2018 £m		30 Jun 2017 £m		31 Dec 2017 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	-	60	57	62	58	63
Spain	36	18	33	18	34	18
France	23	6	23	23	23	38
Germany*	663	315	649	317	693	301
Other Eurozone	77	30	82	32	82	31
Total Eurozone	799	429	844	452	890	451
United Kingdom	3,482	3,130	4,904	3,049	5,918	3,287
United States**	5,243	10,519	4,959	9,913	5,078	10,156
Other, including Asia	4,923	2,314	4,174	2,221	4,638	2,143
Total	14,447	16,392	14,881	15,635	16,524	16,037
*
Including bonds guaranteed by the federal government.
**
The exposure to the United States sovereign debt comprises holdings of the US, UK and Europe and Asia insurance operations.

Exposure to bank debt securities

					2018 £m			2017 £m

	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	30 Jun Total	30 Jun Total	31 Dec Total
Italy	-	-	-	-	-	-	-	32	-
Spain	42	36	78	-	-	-	78	59	68
France	27	37	64	13	4	17	81	163	86
Germany	30	-	30	-	89	89	119	167	117
Netherlands	-	45	45	-	6	6	51	73	71
Other Eurozone	15	-	15	-	-	-	15	23	15
Total Eurozone	114	118	232	13	99	112	344	517	357
United Kingdom	575	545	1,120	5	164	169	1,289	1,401	1,382
United States	-	2,399	2,399	1	95	96	2,495	2,757	2,619
Other, including Asia	16	699	715	105	391	496	1,211	1,138	1,163
Total	705	3,761	4,466	124	749	873	5,339	5,813	5,521

With-profits funds
Italy	-	38	38	-	-	-	38	65	31
Spain	-	21	21	-	-	-	21	85	16
France	8	245	253	2	63	65	318	273	286
Germany	141	31	172	-	35	35	207	167	180
Netherlands	-	216	216	5	6	11	227	204	199
Other Eurozone	-	27	27	-	-	-	27	30	27
Total Eurozone	149	578	727	7	104	111	838	824	739
United Kingdom	865	797	1,662	2	368	370	2,032	1,792	1,938
United States	-	2,188	2,188	47	298	345	2,533	2,334	2,518
Other, including Asia	580	1,451	2,031	327	430	757	2,788	2,133	2,531
Total	1,594	5,014	6,608	383	1,200	1,583	8,191	7,083	7,726

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

C3.3
Loans portfolio

(a)
Overview of loans portfolio
Loans are principally accounted for at amortised cost, net of impairment except for:

–
Certain mortgage loans which have been designated at fair value through profit or loss of the UK and Europe insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
–
Certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2018 £m					30 Jun 2017 £m			31 Dec 2017 £m
	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total
Asia
With-profits	-	652	105	757	-	589	113	702	-	613	112	725
Non-linked shareholder-backed	170	217	193	580	188	219	198	605	177	216	199	592
US
Non-linked shareholder-backed	6,292	3,523	-	9,815	5,964	3,533	-	9,497	6,236	3,394	-	9,630
UK and Europe
With-profits	2,267	4	1,672	3,943	2,576	5	1,455	4,036	2,441	4	1,823	4,268
Non-linked shareholder-backed	1,686	-	35	1,721	1,711	-	37	1,748	1,681	-	37	1,718
Other operations	-	-	106	106	-	-	364	364	-	-	109	109
Total loans securities	10,415	4,396	2,111	16,922	10,439	4,346	2,167	16,952	10,535	4,227	2,280	17,042
*
All mortgage loans are secured by properties.
**
In the US £2,638 million (30 June 2017: £2,594 million; 31 December 2017: £2,512 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
†
Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans. The majority of other loans in shareholder-backed business in Asia are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)
Additional information on US mortgage loans
In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is £13.3 million (30 June 2017: £12.5 million; 31 December 2017: £12.6 million). The portfolio has a current estimated average loan to value of 55 per cent (30 June 2017: 59 per cent; 31 December 2017: 55 per cent).

At 30 June 2018, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (30 June 2017 and 31 December 2017: none).

(c)
Additional information on UK mortgage loans
The UK with-profits fund invests in an entity established to acquire a portfolio of buy-to-let mortgage loans. The vehicle financed the acquisition through the issue of debt instruments, largely to external parties, securitised upon the loans acquired. These third-party borrowings have no recourse to any other assets of the Group and the Group’s exposure is limited to the amount invested by the UK with-profits fund.

By carrying value, 99.99 per cent of the £1,686 million (30 June 2017: 100 per cent of £1,711 million; 31 December 2017: 99.98 per cent of £1,681 million) mortgage loans held by the UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 32 per cent (30 June 2017: 30 per cent; 31 December 2017: 31 per cent).

C4
Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1
Movement and duration of liabilities

C4.1(a)
Group overview
(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK and Europe	Total
Half year 2018 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2018	73,839	180,724	181,066	435,629
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡
(excludes £32 million classified as unallocated to a segment)	62,898	180,724	167,589	411,211
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	13,477	16,951
- Group's share of policyholder liabilities of joint ventures and associate†	7,467	-	-	7,467

Reclassification of reinsured UK annuity contracts as held for sale*	-	-	(12,002)	(12,002)

Net flows:
Premiums	6,247	7,111	6,964	20,322
Surrenders	(1,547)	(5,953)	(3,446)	(10,946)
Maturities/deaths	(838)	(1,076)	(3,499)	(5,413)
Net flows	3,862	82	19	3,963
Shareholders' transfers post tax	(27)	-	(127)	(154)
Investment-related items and other movements	(1,349)	(103)	(801)	(2,253)
Foreign exchange translation differences	690	4,447	17	5,154
As at 30 June 2018	77,015	185,150	168,172	430,337
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	65,640	185,150	154,655	405,445
(excludes £37 million classified as unallocated to a segment)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,766	-	13,517	17,283
- Group's share of policyholder liabilities of joint ventures and associate†	7,609	-	-	7,609

Half year 2017 movements
At 1 January 2017	62,784	177,626	169,304	409,714
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	53,716	177,626	157,654	388,996
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	11,650	14,317
- Group's share of policyholder liabilities of joint ventures and associate†	6,401	-	-	6,401

Net flows:
Premiums	5,699	8,148	7,756	21,603
Surrenders	(1,508)	(5,071)	(3,816)	(10,395)
Maturities/deaths	(880)	(1,119)	(3,533)	(5,532)
Net flows	3,311	1,958	407	5,676
Shareholders' transfers post tax	(27)	-	(115)	(142)
Investment-related items and other movements	4,288	7,124	5,214	16,626
Foreign exchange translation differences	(2,035)	(8,929)	130	(10,834)
At 30 June 2017	68,321	177,779	174,940	421,040
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	58,348	177,779	162,853	398,980
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,003	-	12,087	15,090
- Group's share of policyholder liabilities of joint ventures and associate†	6,970	-	-	6,970
Average policyholder liability balances**
Half year 2018	71,807	182,937	161,122	415,866
Half year 2017	62,718	177,702	160,254	400,674
*
The reclassification of the reinsured UK annuity business as held for sale reflects the value of policyholder liabilities held at 1 January 2018. Movements in items covered by the reinsurance contract prior to the 14 March inception date are included within net flows of the UK and Europe business.
**Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.
†
The Group’s investment in joint ventures and associates are accounted for on an equity method basis in the Group’s statement of financial position. The Group’s share of the policyholder liabilities as shown above relates to life businesses in China, India and of the Takaful business in Malaysia.
‡
The policyholder liabilities of the Asia insurance operations of £65,640 million (30 June 2017: £58,348 million; 31 December 2017: £62,898 million), shown in the table above, are after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,181 million (30 June 2017: £1,271 million; 31 December 2017: £1,235 million) to the Hong Kong with-profits business. Including this amount, total Asia policyholder liabilities were £66,821 million (30 June 2017: £59,619 million; 31 December 2017: £64,133 million).

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims (surrenders, maturities and deaths) represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2018 £m
	Asia	US	UK and Europe	Total
				note (b)
At 1 January 2018	37,402	180,724	56,367	274,493
Reclassification of reinsured UK annuity contracts as held for sale*	-	-	(12,002)	(12,002)
Net flows:
Premiums	3,266	7,111	681	11,058
Surrenders	(1,383)	(5,953)	(1,200)	(8,536)
Maturities/deaths	(420)	(1,076)	(1,294)	(2,790)
Net flowsnote	1,463	82	(1,813)	(268)
Investment-related items and other movements	(718)	(103)	(236)	(1,057)
Foreign exchange translation differences	1	4,447	-	4,448
At 30 June 2018	38,148	185,150	42,316	265,614

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	30,539	185,150	42,316	258,005
(excludes £37 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	7,609	-	-	7,609

	Half year 2017 £m
	Asia	US	UK and Europe	Total
At 1 January 2017	32,851	177,626	56,158	266,635
Net flows:
Premiums	2,801	8,148	1,658	12,607
Surrenders	(1,335)	(5,071)	(1,500)	(7,906)
Maturities/deaths	(450)	(1,119)	(1,325)	(2,894)
Net flowsnote	1,016	1,958	(1,167)	1,807
Investment-related items and other movements	1,912	7,124	1,500	10,536
Foreign exchange translation differences	(739)	(8,929)	-	(9,668)
At 30 June 2017	35,040	177,779	56,491	269,310

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	28,070	177,779	56,491	262,340
- Group's share of policyholder liabilities relating to joint ventures and associate	6,970	-	-	6,970
*
The reclassification of the reinsured UK annuity business as held for sale reflects the value of policyholder liabilities held at 1 January 2018. Movements in items covered by the reinsurance contract prior to the 14 March inception date are included within net flows of the UK and Europe business.

Note
Including net flows of the Group’s insurance joint ventures and associate.

C4.1(b)
Asia insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	£m
Half year 2018 movements	With-profits business*	Unit-linked liabilities	Other business	Total
At 1 January 2018	36,437	20,027	17,375	73,839
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	32,963	16,263	13,672	62,898
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	-	3,474
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,764	3,703	7,467
Premiums:
New business	432	870	435	1,737
In-force	2,549	841	1,120	4,510
	2,981	1,711	1,555	6,247
Surrendersnote (c)	(164)	(1,071)	(312)	(1,547)
Maturities/deaths	(418)	(93)	(327)	(838)
Net flowsnote (b)	2,399	547	916	3,862
Shareholders' transfers post tax	(27)	-	-	(27)
Investment-related items and other movements note (d)	(631)	(652)	(66)	(1,349)
Foreign exchange translation differencesnote (a)	689	(142)	143	690
At 30 June 2018	38,867	19,780	18,368	77,015
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	35,101	16,094	14,445	65,640
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,766	-	-	3,766
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,686	3,923	7,609

Half year 2017 movements
At 1 January 2017	29,933	17,507	15,344	62,784
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	27,266	14,289	12,161	53,716
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	-	2,667
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,218	3,183	6,401
Premiums:
New business	676	527	528	1,731
In-force	2,222	805	941	3,968
	2,898	1,332	1,469	5,699
Surrendersnote (c)	(173)	(1,102)	(233)	(1,508)
Maturities/deaths	(430)	(82)	(368)	(880)
Net flows note (b)	2,295	148	868	3,311
Shareholders' transfers post tax	(27)	-	-	(27)
Investment-related items and other movementsnote (d)	2,376	1,551	361	4,288
Foreign exchange translation differencesnote (a)	(1,296)	(373)	(366)	(2,035)
At 30 June 2017	33,281	18,833	16,207	68,321
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	30,278	15,326	12,744	58,348
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,003	-	-	3,003
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,507	3,463	6,970
Average policyholder liability balances†
Half year 2018	34,032	19,903	17,872	71,807
Half year 2017	28,772	18,170	15,776	62,718
*
The policyholder liabilities of the with-profits business of £35,101 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,181 million to the Hong Kong with-profits business (30 June 2017: £1,271 million; 31 December 2017: £1,235 million). Including this amount the Asia with-profits policyholder liabilities are £36,282 million (30 June 2017: £31,549 million; 31 December 2017: £34,198 million)
†
Averages have been based on opening and closing balances and adjusted for any acquisitions, disposals and corporate transactions arising in the period and exclude unallocated surplus of with-profits funds.
‡
The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the life business in China, India and of the Takaful business in Malaysia.

Notes
(a)
Movements in the period have been translated at the average exchange rates for the period ended 30 June 2018. The closing balance has been translated at the closing spot rates as at 30 June 2018. Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows increased by 17 per cent from £3,311 million in half year 2017 to £3,862 million in half year 2018 predominantly reflecting continued growth of the in-force book.
(c)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 3.7 per cent in the first half of 2018 (half year 2017: 4.1 per cent).
(d)
Investment-related items and other movements in the first half of 2018 primarily represent unrealised investments losses following unfavourable equity markets in the period and rising interest rates.

C4.1(c)
US insurance operations

(i)
Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations
	£m
Half year 2018 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
At 1 January 2018	130,528	50,196	180,724
Premiums	5,528	1,583	7,111
Surrenders	(4,225)	(1,728)	(5,953)
Maturities/deaths	(540)	(536)	(1,076)
Net flowsnote (b)	763	(681)	82
Transfers from general to separate account	387	(387)	-
Investment-related items and other movementsnote (c)	582	(685)	(103)
Foreign exchange translation differencesnote (a)	3,286	1,161	4,447
At 30 June 2018	135,546	49,604	185,150

Half year 2017 movements
At 1 January 2017	120,411	57,215	177,626
Premiums	5,981	2,167	8,148
Surrenders	(3,409)	(1,662)	(5,071)
Maturities/deaths	(541)	(578)	(1,119)
Net flowsnote (b)	2,031	(73)	1,958
Transfers from general to separate account	1,240	(1,240)	-
Investment-related items and other movements	7,236	(112)	7,124
Foreign exchange translation differences note (a)	(6,183)	(2,746)	(8,929)
At 30 June 2017	124,735	53,044	177,779
Average policyholder liability balances*
Half year 2018	133,037	49,900	182,937
Half year 2017	122,573	55,129	177,702
*
Averages have been based on opening and closing balances.

Notes
(a)
Movements in the period have been translated at an average rate of US$1.38: £1.00 (30 June 2017: US$1.26: £1.00; 31 December 2017: US$1.29: £1.00). The closing balance has been translated at closing rate of US$1.32:£1.00 (30 June 2017: US$1.30:£1.00; 31 December 2017: US$1.30:£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows in the first half of 2018 were £82 million (first half of 2017: £1,958 million) as we continue to grow the business with gross inflows of £7,111 million, principally into variable annuities, more than exceeding surrenders and maturities in the period which are expected to grow in line with the business.
(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £582 million for the first six months in 2018 represents positive separate account return mainly following the increase in the US equity market in the period. For fixed annuity, GIC and other business, investment-related items and other movements mainly represent accounting value movements on the guaranteed liabilities driven by increase in interest rates.

C4.1(d)
UK and Europe insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK and Europe insurance operations from the beginning of the period to 30 June is as follows:

	£m
		Shareholder-backed funds and subsidiaries
Half year 2018 movements	With-profits sub-fund†	Unit-linked liabilities	Annuity and other long-term business	Total
At 1 January 2018	124,699	23,145	33,222	181,066
Comprising:
- Policyholder liabilities	111,222	23,145	33,222	167,589
- Unallocated surplus of with-profits funds	13,477	-	-	13,477

Reclassification of reinsured UK annuity contracts as held for sale*	-	-	(12,002)	(12,002)

Premiums	6,283	516	165	6,964
Surrenders	(2,246)	(1,163)	(37)	(3,446)
Maturities/deaths	(2,205)	(313)	(981)	(3,499)
Net flowsnote (a)	1,832	(960)	(853)	19
Shareholders' transfers post tax	(127)	-	-	(127)
Switches	(89)	89	-	-
Investment-related items and other movementsnote (b)	(476)	(76)	(249)	(801)
Foreign exchange translation differences	17	-	-	17
At 30 June 2018	125,856	22,198	20,118	168,172
Comprising:
- Policyholder liabilities	112,339	22,198	20,118	154,655
- Unallocated surplus of with-profits funds	13,517	-	-	13,517

Half year 2017 movements
At 1 January 2017	113,146	22,119	34,039	169,304
Comprising:
- Policyholder liabilities	101,496	22,119	34,039	157,654
- Unallocated surplus of with-profits funds	11,650	-	-	11,650
Premiums	6,098	1,484	174	7,756
Surrenders	(2,316)	(1,472)	(28)	(3,816)
Maturities/deaths	(2,208)	(323)	(1,002)	(3,533)
Net flowsnote (a)	1,574	(311)	(856)	407
Shareholders' transfers post tax	(115)	-	-	(115)
Switches	(91)	91	-	-
Investment-related items and other movementsnote (b)	3,805	1,018	391	5,214
Foreign exchange translation differences	130	-	-	130
At 30 June 2017	118,449	22,917	33,574	174,940
Comprising:
- Policyholder liabilities	106,362	22,917	33,574	162,853
- Unallocated surplus of with-profits funds	12,087	-	-	12,087
Average policyholder liability balances**
Half year 2018	111,781	22,671	26,670	161,122
Half year 2017	103,929	22,518	33,807	160,254
*
The reclassification of the reinsured UK annuity business as held for sale reflects the value of policyholder liabilities held at 1 January 2018. Movements in items covered by the reinsurance contract prior to the 14 March inception date are included within net flows.
**Averages have been based on opening and closing balances and adjusted for any acquisitions, disposals and corporate transactions arising in the period and exclude unallocated surplus of with-profits funds.
†
Includes the Scottish Amicable Insurance Fund.

Notes
(a)
Net flows have declined from net inflows of £407 million in the first half of 2017 to net inflows of £19 million in the same period of 2018 due primarily to lower premium flows into unit-linked business. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the period.
(b)
Investment-related items and other movements for with-profits business principally comprise investment return attributable to policyholders earned in the period reflecting unfavourable equity market movements. For shareholder-backed annuity and other long-term business, investment-related items and other movements include the effects of movement in interest rates and credit spreads.

C5
Intangible assets

(a)
Goodwill

	Attributable to:
	Shareholders	With-profits	2018 £m	2017 £m
			30 Jun	30 Jun	31 Dec
Cost
At beginning of year	1,458	24	1,482	1,628	1,628
Disposals/reclassifications to held for sale	-	(10)	(10)	(127)	(155)
Additions in the period	-	149	149	-	9
Exchange differences	1	(2)	(1)	-	-
Net book amount at end of year	1,459	161	1,620	1,501	1,482

Goodwill comprises:

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
M&G	1,153	1,153	1,153
Other - attributable to shareholders	306	322	305
Goodwill - attributable to shareholders	1,459	1,475	1,458
Venture fund investments - attributable to with-profits funds	161	26	24
	1,620	1,501	1,482

Other goodwill attributable to shareholders represents amounts allocated to entities in Asia. These goodwill amounts are not individually material.

During the first half of 2018, the PAC with-profits fund, via its venture fund holdings managed by M&G Prudential asset management, made a small number of acquisitions that are consolidated by the Group resulting in an addition to goodwill of £149 million. As these transactions are within the with-profits fund, they have no impact on shareholders’ profit or equity for the period ended 30 June 2018. The impact on the Group’s consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2018, the revenue and profit of the Group for half year 2018 would not have been materially different.

(b)
Deferred acquisition costs and other intangible assets

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec

Deferred acquisition costs and other intangible assets attributable to shareholders	11,210	10,643	10,866
Deferred acquisition costs and other intangible assets attributable to with-profits funds	149	114	145
Total of deferred acquisition costs and other intangible assets	11,359	10,757	11,011

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	9,596	9,022	9,170
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	61	60	63
	9,657	9,082	9,233
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	35	39	36
Distribution rights and other intangibles	1,518	1,522	1,597
	1,553	1,561	1,633
Total of deferred acquisition costs and other intangible assets	11,210	10,643	10,866

	2018 £m						2017 £m
	Deferred acquisition costs
	Asia insurance	US insurance	UK and Europe insurance	All asset management	PVIF and other intangibles*	30 Jun Total	30 Jun Total	31 Dec Total
					note
Balance at beginning of period:	946	8,197	84	6	1,633	10,866	10,755	10,755
Additions	199	290	7	1	14	511	541	1,240
Amortisation to the income statement:†
Operating profit	(70)	(280)	(6)	(3)	(88)	(447)	(375)	(709)
Non-operating profit		(199)				(199)	227	455
	(70)	(479)	(6)	(3)	(88)	(646)	(148)	(254)
Disposals and transfers	-	-	-	-	(11)	(11)	-	-
Exchange differences and other movements	6	206	-	1	5	218	(436)	(799)
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income†	-	272	-	-	-	272	(69)	(76)
Balance at end of period	1,081	8,486	85	5	1,553	11,210	10,643	10,866
*
PVIF and other intangibles includes amounts in relation to software rights with additions of £10 million, amortisation of £18 million, disposals of £10 million and a balance at 30 June 2018 of £49 million.
†
Under the Group’s application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (half year and full year 2017: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items.

Note
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time.

US insurance operations
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
Variable annuity business	8,258	8,133	8,208
Other business	241	330	278
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(13)	(292)	(289)
Total DAC for US operations	8,486	8,171	8,197
*
Consequent upon the negative unrealised valuation movement for half year 2018 of £1,421 million (30 June 2017: positive unrealised valuation movement of £565 million; 31 December 2017: positive unrealised valuation movement of £617 million), there is a gain of £272 million (30 June 2017: a loss of £69 million; 31 December 2017: a loss of £76 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2018, the cumulative shadow DAC balance as shown in the table above was negative £13 million (30 June 2017: negative £292 million; 31 December 2017: negative £289 million).

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)
A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

(ii)
An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2018, the DAC amortisation charge for operating profit was determined after including a charge for accelerated amortisation of £42 million (half year 2017 credit for deceleration: £36 million; full year 2017 credit for deceleration: £86 million). The acceleration arising in the first half of 2018 reflects a mechanical reduction in the projected separate account return for the next five years under the mean-reversion technique. Under this technique the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current period) the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period. The acceleration in DAC amortisation in the first half of 2018, is driven, in part, by the lower than expected return in 2015 falling out of the eight-year period and primarily represents the reversal of the benefit received in 2015 under the mean reversion formula.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 1 July 2018, it would take approximate movements in separate account values of more than either negative 33.1 per cent or positive 34.6 per cent for mean reversion assumption to move outside the corridor.

C6
Borrowings

C6.1
Core structural borrowings of shareholder-financed operations

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
Holding company operations:note (i)
Perpetual Subordinated Capital Securities (Tier 1)note (iv)	833	847	814
Perpetual Subordinated Capital Securities (Tier 2)	2,388	2,620	2,326
Subordinated notes (Tier 2)	2,133	2,131	2,132
Subordinated debt total	5,354	5,598	5,272
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300	300
£250m 5.875% Bonds 2029	249	249	249
Holding company total	5,903	6,147	5,821
Prudential Capital bank loannote (iii)	275	275	275
Jackson US$250m 8.15% Surplus Notes 2027note (v)	189	192	184
Total (per condensed consolidated statement of financial position)note (vi)	6,367	6,614	6,280

Notes
(i)
These debt tier classifications are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The Group has designated US$4,275 million (30 June 2017: US$4,525 million; 31 December 2017: US$4,275 million) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
The Prudential Capital bank loan of £275 million is drawn at a cost of 12 month GBP LIBOR plus 0.33 per cent. The loan was renewed in December 2017 maturing on 20 December 2022 with an option to repay annually.
(iv)
These borrowings can be converted, in whole or part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(v)
Jackson’s borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.
(vi)
The maturity profile, currency and interest rates applicable to all other core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group’s consolidated financial statements for the year ended 31 December 2017.

Prudential plc has debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A2 by Moody’s, A by Standard & Poor’s and A- by Fitch.

Prudential plc’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1 by Fitch.

Prudential plc’s ratings have a stable outlook.

The financial strength of The Prudential Assurance Company Limited is rated A+ by Standard & Poor’s, Aa3 by Moody’s and AA- by Fitch. These ratings have a stable outlook.

Jackson National Life Insurance Company’s financial strength is rated AA- by Standard & Poor’s and Fitch and A1 by Moody’s and these ratings have a stable outlook. Jackson’s financial strength also has an A+ rating with the outlook on Under Review with Developing Implications by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA- by Standard & Poor’s and has a stable outlook.

C6.2
Other borrowings

(a)
Operational borrowings attributable to shareholder-financed operations

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes:
Commercial paper	909	825	485
Medium Term Notes 2018	300	599	600
	1,209	1,424	1,085
Other borrowingsnote	409	672	706
Total	1,618	2,096	1,791

Note
Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson. In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(b)
Borrowings attributable to with-profits operations

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds*	3,521	3,178	3,570
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	-	100	100
Other borrowings (predominantly obligations under finance leases)	68	58	46
Total	3,589	3,336	3,716
*
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
**
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund. These bonds were redeemed in full on 30 June 2018.

C7
Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2018 £m
	At 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	At 30 Jun
Deferred tax assets
Unrealised losses or gains on investments	14	(1)	55	(1)	67
Balances relating to investment and insurance contracts	1	-	-	-	1
Short-term temporary differences	2,498	(343)	(12)	44	2,187
Capital allowances	14	1	-	1	16
Unused tax losses	100	63	1	-	164
Total	2,627	(280)	44	44	2,435

Deferred tax liabilities
Unrealised losses or gains on investments	(1,748)	126	186	32	(1,404)
Balances relating to investment and insurance contracts	(872)	(49)	-	(4)	(925)
Short-term temporary differences	(2,041)	27	(11)	(36)	(2,061)
Capital allowances	(54)	-	-	1	(53)
Total	(4,715)	104	175	(7)	(4,443)

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The principal reasons for the decrease in deferred tax assets are a reduction in the deferred tax asset in the US insurance business relating to a narrowing of the difference between the accounting basis and tax basis for insurance reserves following changes in US interest rates, combined with a reduction in the deferred tax asset for losses on derivatives, which for US tax purposes are spread across three years, reflecting a lower level of losses in the first half of 2018 (and therefore a lower amount deferred to subsequent periods) compared to the first half of 2017.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2018 half year results and financial position at 30 June 2018 the following tax benefits have not been recognised:

	2018			2017
	30 Jun		30 Jun		31 Dec
	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn
Capital losses	70	0.4	90	0.4	79	0.4
Trading losses	42	0.2	48	0.2	74	0.3

Of the unrecognised trading losses, losses giving rise to a tax benefit of £38 million will expire within the next seven years, the rest have no expiry date.

C8
Defined benefit pension schemes

(a)
IAS 19 financial positions
The Group’s businesses operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2018 £m						2017 £m				2017 £m
			30 Jun					30 Jun					31 Dec
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
Underlying economic surplus (deficit)	891	(62)	143	(1)	971	753	(154)	85	(1)	683	721	(137)	109	(1)	692
Less: unrecognised surplus	(657)	-	-	-	(657)	(598)	-	-	-	(598)	(485)	-	-	-	(485)
Economic surplus (deficit) (including investment in Prudential insurance policies)	234	(62)	143	(1)	314	155	(154)	85	(1)	85	236	(137)	109	(1)	207

Attributable to:
PAC with-profits fund	164	(25)	-	-	139	109	(62)	-	-	47	165	(55)	-	-	110
Shareholder-backed operations	70	(37)	143	(1)	175	46	(92)	85	(1)	38	71	(82)	109	(1)	97

Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	-	(214)	-	(214)	-	-	(145)	-	(145)	-	-	(151)	-	(151)
IAS 19 pension asset (liability) on the Group statement of financial position*	234	(62)	(71)	(1)	100	155	(154)	(60)	(1)	(60)	236	(137)	(42)	(1)	56
*
At 30 June 2018, the PSPS pension asset of £234 million (30 June 2017: £155 million; 31 December 2017: £236 million) and the other schemes’ pension liabilities of £134 million (30 June 2017: £215 million; 31 December 2017: £180 million) are included within ‘Other debtors’ and ‘Provisions’ respectively in the consolidated statement of financial position.

Triennial actuarial valuations
Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The actuarial valuation differs from the IAS 19 accounting basis valuation in a number of respects, including the discount rate assumption where IAS 19 prescribes a rate based on high quality corporate bonds while a more ‘prudent’ assumption is used for the actuarial valuation.

The triennial valuation for the PSPS as at 5 April 2017 was completed in the first half of 2018 demonstrating the scheme to be 105 per cent funded. There is no change to the ongoing contributions which are kept at the minimum level required under the scheme rules.

For SASPS, the current funding arrangement agreed with the trustees based on the last completed triennial valuation as at 31 March 2017 is described in note C9 of the Group’s consolidated financial statements for the year ended 31 December 2017.

The triennial valuation for the M&GGPS as at 31 December 2017 is currently in progress.

(b)
Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 30 June 2018, M&GGPS held investments in Prudential insurance policies of £214 million (30 June 2017: £145 million; 31 December 2017: £151 million).

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2018 £m
	Surplus (deficit) in schemes at 1 Jan 2018	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 30 Jun 2018
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	692	(15)	267	27	971
Less: amount attributable to PAC with-profits fund	(473)	4	(144)	(10)	(623)
Shareholders' share:
Gross of tax surplus (deficit)	219	(11)	123	17	348
Related tax	(42)	2	(24)	(3)	(67)
Net of shareholders' tax	177	(9)	99	14	281
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(485)	(6)	(166)	-	(657)
Less: amount attributable to PAC with-profits fund	363	4	117	-	484
Shareholders' share:
Gross of tax	(122)	(2)	(49)	-	(173)
Related tax	23	-	10	-	33
Net of shareholders' tax	(99)	(2)	(39)	-	(140)
With the effect of IFRIC 14
Surplus (deficit)	207	(21)	101	27	314
Less: amount attributable to PAC with-profits fund	(110)	8	(27)	(10)	(139)
Shareholders' share:
Gross of tax surplus (deficit)	97	(13)	74	17	175
Related tax	(19)	2	(14)	(3)	(34)
Net of shareholders' tax	78	(11)	60	14	141

C9
Share capital, share premium and own shares

	30 Jun 2018			30 Jun 2017			31 Dec 2017
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,587,175,445	129	1,948	2,581,061,573	129	1,927	2,581,061,573	129	1,927
Shares issued under share-based schemes	4,697,422	-	6	4,791,845	-	10	6,113,872	-	21
At end of period	2,591,872,867	129	1,954	2,585,853,418	129	1,937	2,587,175,445	129	1,948

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2018, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
30 June 2018	5,851,810	629p	1,455p	2023
30 June 2017	6,280,110	466p	1,155p	2022
31 December 2017	6,448,853	629p	1,455p	2023

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £197 million at 30 June 2018 (30 June 2017: £257 million; 31 December 2017: £250 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2018, 9.7 million (30 June 2017: 11.5 million; 31 December 2017: 11.4 million) Prudential plc shares with a market value of £168 million (30 June 2017: £204 million; 31 December 2017: £218 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 14.9 million which was in March 2018.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m
Half year 2018	1.8	32.2
Half year 2017	3.3	56.0
Full year 2017	3.9	66.1

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2018 was 4.8 million (30 June 2017: 6.7 million; 31 December 2017: 6.4 million) and the cost of acquiring these shares of £46 million (30 June 2017: £75 million; 31 December 2017: £71 million) is included in the cost of own shares. The market value of these shares as at 30 June 2018 was £84 million (30 June 2017: £120 million; 31 December 2017: £121 million). During 2018, these funds made disposals of 1,556,423 Prudential shares (30 June 2017: additions of 678,131; 31 December 2017: additions of 372,029) for a net decrease of £24.4 million to book cost (30 June 2017: net increase of £13.8 million; 31 December 2017: net increase of £9.4 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2018 or 2017.

D
Other notes

D1
Held for sale and corporate transactions
‘(Loss) gain on disposal of businesses and corporate transactions’ comprises the following:

	2018 £m	2017 £m
	Half year	Half year	Full year
Loss arising on reinsurance of part of UK shareholder-backed annuity portfolionote (i)	(513)	-	-
Other transactionsnote (ii)	(57)	61	223
	(570)	61	223

Notes
(i)
Loss arising on reinsurance of part of UK shareholder-backed annuity portfolio

In March 2018, M&G Prudential announced the sale of £12.0 billion (as at 31 December 2017) of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured the liabilities to Rothesay Life, which is expected to be followed by a court-sanctioned legal transfer, under Part VII of the Financial Services and Markets Act 2000 (Part VII), of the policies underlying the liabilities to Rothesay Life by the end of 2019.

The reinsurance agreement became effective on 14 March 2018. A reinsurance premium of £12,130 million has been recognised within ‘Outward reinsurance premiums’ in the income statement and settled via the transfer of financial investments and other assets to Rothesay Life. After allowing for the recognition of a reinsurance asset and associated changes to policyholder liabilities, a loss of £(513) million was recognised in the first half of 2018 in relation to the transaction.

The reinsured annuity business that will be transferred once the Part VII process is complete has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, ‘Non-current assets held for sale and discontinued operations’. Following the reinsurance transaction the carrying value, and fair value less costs to sell, of the business to be transferred is £nil.

The assets and liabilities of the M&G Prudential annuity business classified as held for sale on the statement of financial position as at 30 June 2018 are as follows:

2018 £m
Half year
Assets
Reinsurers’ share of insurance contract liabilities	11,928
Other debtors	49
Assets held for sale	11,977

Liabilities
Policyholder liabilities	11,928
Accruals, deferred income and other liabilities	49
Liabilities held for sale	11,977

(ii)
Other transactions
In the first half of 2017, the Group completed its disposal of its Korea life business, realising a gain of £61 million in half year 2017 principally as a result of recycling from other comprehensive income cumulative exchange gains of this business.

On 15 August 2017, the Group, through its subsidiary National Planning Holdings, Inc. (NPH) sold its US independent broker-dealer network to LPL Financial LLC which realised a gain of £162 million in the second half of 2017. Including the £61 million for Korea referred to above, this gave a total profit attaching to disposal of other businesses and corporate transactions in full year 2017 of £223 million.

Other transaction costs of £57 million incurred by the Group in the first half of 2018 primarily relate to additional costs incurred in exiting from the NPH broker-dealer business and costs related to preparation for the previously announced intention to demerge M&G Prudential from Prudential plc, resulting in two separately listed entities.

D2
Contingencies and related obligations

In addition to the matters set out in note B3(b) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, Prudential believes that the ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six-month period ended 30 June 2018.

D3
Post balance sheet events

First interim ordinary dividend
The 2018 first interim ordinary dividend approved by the Board of Directors after 30 June 2018 is as described in note B6.

On 25 July 2018 the Group announced that Eastspring had reached an agreement to initially acquire 65 per cent of TMB Asset Management Co. Ltd., an asset management company in Thailand, from TMB Bank Public Company Limited ("TMB"). Eastspring has an option to increase its ownership to 100 per cent in the future. As part of this acquisition, Eastspring has also entered into a distribution agreement with TMB to provide investment solutions to their customers. The completion of the transaction is subject to local regulatory approval.

In August 2018 the Group announced the extension of the geographical scope of its bancassurance partnership with Standard Chartered Bank to include Ghana. Under the partnership, a range of Prudential Ghana’s life insurance products will be made available to clients through Standard Chartered’s branch network.

In August 2018 the Group announced that it had entered into an agreement with the UK-based healthcare technology and services company Babylon Health to provide customers in Asia access to a suite of health services that utilise artificial intelligence technology.

D4
Related party transactions

There were no transactions with related parties during the six months ended 30 June 2018 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2017.

Statement of Directors’ responsibilities
The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

–
the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union;

–
the Half Year Financial Report includes a fair review of information required by:
(a)
DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2018, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)
DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2018 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2017.

Prudential plc Board of Directors:

Chairman Paul Manduca Executive Directors Michael Wells Mark FitzPatrick CA James Turner FCA John Foley Nicolaos Nicandrou ACA Anne Richards Barry Stowe
Independent Non-executive Directors
The Hon. Philip Remnant CBE FCA
Sir Howard Davies
David Law ACA
Kaikhushru Nargolwala FCA
Anthony Nightingale CMG SBS JP
Alice Schroeder
Lord Turner FRS
Thomas Watjen

7 August 2018

Independent review report to Prudential plc

Conclusion
We have been engaged by the company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2018 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2018 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (‘EU’) and the Disclosure Guidance and Transparency Rules (‘the DTR’) of the UK’s Financial Conduct Authority (‘the UK FCA’).

We have also been engaged by the company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2018 which comprises the Post-tax Operating Profit Based on Longer-Term Investment Returns, the Post-tax Summarised Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2018 is not prepared, in all material respects, in accordance with the European Embedded Value Principles dated April 2016 by the European Insurance CFO Forum (‘the EEV Principles’), using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities
The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA. The Directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the EEV Principles and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The Directors are responsible for preparing the IFRS basis financial information included in the Half Year Financial Report in accordance with IAS 34 as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV Principles using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS basis financial information.

Our responsibility
Our responsibility is to express to the Company a conclusion on the IFRS basis financial information in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA and also to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review of the IFRS basis financial information has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Philip Smart
For and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London
E14 5GL
7 August 2018

Additional IFRS financial information

I
IFRS profit and loss information

I(a)
Analysis of long-term insurance business IFRS operating profit before tax based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds, net of investment management expenses.

iii
With-profits business represents the pre-tax shareholders’ transfer from the with-profits fund for the period.

iv
Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring costs which are not included in the segment profit as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii
DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of IFRS operating profit before tax by source and margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv) at the end of this section.

	Half year 2018
	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note(ii)
Spread income	112	295	47	454	80,938	112
Fee income	108	1,185	27	1,320	172,662	153
With-profits	30	-	157	187	145,813	26
Insurance margin	723	463	27	1,213
Margin on revenues	1,004	-	79	1,083
Expenses:
Acquisition costsnote (i)	(721)	(384)	(28)	(1,133)	3,322	(34)%
Administration expenses	(512)	(580)	(85)	(1,177)	257,782	(91)
DAC adjustmentsnote (v)	143	10	1	154
Expected return on shareholder assets	58	12	33	103
	945	1,001	258	2,204
Share of related tax charges from joint ventures and associatenote (vi)	(18)	-	-	(18)
Longevity reinsurance and other management actions to improve solvency	-	-	63	63
Insurance recoveries of costs associated with review of past annuity sales	-	-	166	166
Long-term business operating profit based on longer-term investment returns	927	1,001	487	2,415

See notes at the end of this section.

	Half year 2017 AER
	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
	note (vi)				note (iv)	note (ii)
Spread income	108	401	74	583	89,314	131
Fee income	103	1,145	31	1,279	164,152	156
With-profits	30	-	142	172	132,701	26
Insurance margin	658	472	22	1,152
Margin on revenues	1,056	-	82	1,138
Expenses:
Acquisition costsnote (i)	(736)	(463)	(42)	(1,241)	3,624	(34)%
Administration expenses	(455)	(593)	(67)	(1,115)	259,451	(86)
DAC adjustmentsnote (v)	66	117	3	186
Expected return on shareholder assets	56	-	47	103
	886	1,079	292	2,257
Share of related tax charges from joint ventures and associatenote (vi)	(16)	-	-	(16)
Longevity reinsurance and other management actions to improve solvency	-	-	188	188
Long-term business operating profit based on longer-term investment returns	870	1,079	480	2,429

See notes at the end of this section.
	Half year 2017 CERnote (iii)
	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
	note (vi)		note (v)		note (iv)	note (ii)
Spread income	102	367	74	543	85,504	127
Fee income	96	1,048	31	1,175	153,255	153
With-profits	28	-	142	170	131,600	26
Insurance margin	618	432	22	1,072
Margin on revenues	987	-	82	1,069
Expenses:
Acquisition costsnote (i)	(689)	(423)	(42)	(1,154)	3,411	(34)%
Administration expenses	(430)	(543)	(67)	(1,040)	244,721	(85)
DAC adjustmentsnote (v)	63	107	3	173
Expected return on shareholder assets	53	-	47	100
	828	988	292	2,108
Share of related tax charges from joint ventures and associatenote (vi)	(16)	-	-	(16)
Longevity reinsurance and other management actions to improve solvency	-	-	188	188
Long-term business operating profit based on longer-term investment returns	812	988	480	2,280

See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

	Half year 2018			Half year 2017 AER			Half year 2017 CERnote (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Long-term business		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Spread income	112	17,872	125	108	15,776	137	102	15,335	133
Fee income	108	19,903	109	103	18,170	113	96	17,548	109
With-profits	30	34,032	18	30	28,772	21	28	27,671	20
Insurance margin	723			658			618
Margin on revenues	1,004			1,056			987
Expenses:
Acquisition costsnote (i)	(721)	1,736	(42)%	(736)	1,943	(38)%	(689)	1,811	(38)%
Administration expenses	(512)	37,775	(271)	(455)	33,946	(268)	(430)	32,883	(262)
DAC adjustmentsnote (v)	143			66			63
Expected return on shareholder assets	58			56			53
	945			886			828
Share of related tax charges from joint ventures and associatenote (vi)	(18)			(16)			(16)
Operating profit based on longer-term investment returns	927			870			812

See notes at the end of this section.

Analysis of Asia operating profit drivers
–
Spread income has increased on a CER basis by 10 per cent (AER: 4 per cent) to £112 million in half year 2018, predominantly reflecting the growth of the non-linked policyholder liabilities.
–
Fee income has increased by 13 per cent on a CER basis (AER: 5 per cent) to £108 million in half year 2018, broadly in line with the increase in movement in average unit-linked policyholder liabilities.
–
Insurance margin has increased by 17 per cent to £723 million in half year 2018 on a CER basis (AER: 10 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
–
Margin on revenues has increased by £17 million on a CER basis from £987 million in half year 2017 to £1,004 million in half year 2018, reflecting moderate growth primarily as a result of country and product mix and higher premium allocation to policyholders.
–
Acquisition costs have increased by 5 per cent on a CER basis (AER: decreased by 2 per cent) to £(721) million in half year 2018, compared to a 4 per cent decrease in APE sales on a CER basis, resulting in an increase in the acquisition cost ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator, the acquisition cost ratio would become 69 per cent (2017: 65 per cent on a CER basis), the increase being the result of product and country mix.
–
Administration expenses including renewal commissions have increased by 19 per cent on a CER basis (AER: 13 per cent increase) in half year 2018, as the business continues to expand. On a CER basis, the administration expense ratio has increased from 262 basis points in half year 2017 to 271 basis points in half year 2018, the result of changes in country and product mix.

Margin analysis of long-term insurance business – US

	Half year 2018			Half year 2017 AER			Half year 2017 CERnote (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Long-term business		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Spread income	295	36,396	162	401	39,731	202	367	36,362	202
Fee income	1,185	130,088	182	1,145	123,464	186	1,048	113,189	185
Insurance margin	463			472			432
Expenses:
Acquisition costsnote (i)	(384)	816	(47)%	(463)	960	(48)%	(423)	879	(48)%
Administration expenses	(580)	170,666	(68)	(593)	169,180	(70)	(543)	155,513	(70)
DAC adjustments	10			117			107
Expected return on shareholder assets	12			-			-
Operating profit based on longer-term investment returns	1,001			1,079			988

See notes at the end of this section.

Analysis of US operating profit drivers
–
Spread income has decreased by 20 per cent on a CER basis (AER: 26 per cent) to £295 million in the first half of 2018. The reported spread margin decreased to 162 basis points from 202 basis points in the first half of 2017, primarily due to maturing swaps previously entered into to more closely match the asset and liability duration, the impact of increasing LIBOR on interest rate swaps, and lower investment yields. Excluding the effect of swaps previously entered into to more closely match the asset and liability duration, the spread margin would have been 133 basis points (half year 2017 CER:149 basis points and AER: 147 basis points.)
–
Fee income has increased by 13 per cent on a CER basis (AER: 3 per cent) to £1,185 million during the first half of 2018, primarily due to higher average separate account balances resulting from positive net flows from variable annuity business and market appreciation in the second half of 2017.
–
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £463 million in the first half of 2018 from £432 million in half year 2017 on a CER basis. The increase is due to continued positive net flows and favourable mortality experience.
–
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 9 per cent on a CER basis. This reflects a 7 per cent decrease in APE sales and lower level of front-ended commissions.
–
Administration expenses increased to £(580) million during the first half of 2018, compared to £(543) million for the first half of 2017 on a CER basis (AER: £(593) million), primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio would be lower at 33 basis points (half year 2017: 36 basis points at CER and AER).
–
DAC adjustments declined in the first half of 2018 to £10 million from £107 million in half year 2017 on a CER basis due to an increase in the DAC amortisation charge. The higher DAC amortisation charge arises largely from an acceleration of amortisation of £(42) million (CER: credit for deceleration of £33 million) primarily relating to the reversal of the benefit received in 2015 under the mean reversion formula.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2018 £m				Half year 2017 AER £m				Half year 2017 CER £mnote (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,375			1,375	1,425			1,425	1,305			1,305
Less new business strain		(384)	290	(94)		(463)	353	(110)		(424)	323	(101)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(238)	(238)			(272)	(272)			(249)	(249)
(Accelerated) decelerated			(42)	(42)			36	36			33	33
Total	1,375	(384)	10	1,001	1,425	(463)	117	1,079	1,305	(424)	107	988

Analysis of operating profit based on longer-term investment returns for US operations by product

	2018 £m	2017 £m		%
	Half year	AER Half year	CERnote (iii) Half year	Half year 2018 vs half year 2017
				AER	CER
Spread businessnote (a)	153	176	161	(13)%	(5)%
Fee businessnote (b)	791	852	780	(7)%	1%
Life and other businessnote (c)	57	51	47	12%	21%
Total insurance operations	1,001	1,079	988	(7)%	1%

US asset management and broker-dealer	1	(6)	(6)	117%	117%
Total US operations	1,002	1,073	982	(7)%	2%

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

a)
Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
b)
Fee business represents profits from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
c)
Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK and Europe

	Half year 2018			Half year 2017
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps
Long-term business		note (iv)	note (ii)		note (iv)	note (ii)
Spread income	47	26,670	35	74	33,807	44
Fee income	27	22,671	24	31	22,518	27
With-profits	157	111,781	28	142	103,929	27
Insurance margin	27			22
Margin on revenues	79			82
Expenses:
Acquisition costsnote (i)	(28)	770	(4)%	(42)	721	(6)%
Administration expenses	(85)	49,341	(34)	(67)	56,325	(24)
DAC adjustments	1			3
Expected return on shareholders' assets	33			47
	258			292
Longevity reinsurance and other management actions to improve solvency	63			188
Insurance recoveries of costs associated with review of past annuity sales	166			-
Operating profit based on longer-term investment returns	487			480

Analysis of UK and Europe operating profit drivers
–
Spread income has reduced from £74 million in half year 2017 to £47 million in half year 2018 reflecting the run-off of the in-force annuity portfolio following the withdrawal from selling new annuity business.
–
Fee income principally represents asset management fees from unit-linked business (including direct investment only business to group pension schemes where liability flows are driven by a small number of large single mandate transactions) and mostly arises within our UK and Europe asset management business. Fee income is after costs related to managing the underlying funds which include recent rationalisation activity to remove sub-scale funds. If these costs and the direct investment only schemes are excluded, the fee margin on the remaining balances would be 38 basis points (half year 2017: 40 basis points).
–
Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.
–
Shareholder acquisition costs incurred decreased from £(42) million in half year 2017 to £(28) million in half year 2018 reflecting a change in the business mix in recent periods from selling annuities to other retirement products.
–
The contribution from longevity reinsurance and other management actions to improve solvency during half year 2018 was £63 million (half year 2017: £188 million). Further explanation and analysis is provided in Additional Unaudited Financial Information section I(d).
–
The half year 2018 insurance recoveries of costs associated with undertaking a review of past annuity sales of £166 million (half year 2017: £nil) is explained in note B3.

Notes
(i)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(iii)
The half year 2017 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. See note A1. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates.
(iv)
For UK and Europe and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(v)
The DAC adjustments contain a credit of £14 million in respect of joint ventures and associate in half year 2018 (half year 2017: £10 million).
(vi)
Under IFRS, the Group’s share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group’s profit before tax on a net of related tax basis. In half year 2018, the Group altered the presentation of its analysis of Asia operating profit drivers to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia’s operations. Half year 2017 comparatives have been re-presented accordingly.

I(b)
Asia operations – analysis of IFRS operating profit by business unit

Operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2017 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	2018 £m	2017 £m		%		2017 £m
	Half year	AER Half year	CER Half year	Half year 2018 vs half year 2017 AER	Half year 2018 vs half year 2017 CER	AER Full year
Hong Kong	190	157	143	21%	33%	346
Indonesia	205	232	205	(12)%	0%	457
Malaysia	97	87	88	11%	10%	173
Philippines	20	21	18	(5)%	11%	41
Singapore	143	133	129	8%	11%	272
Thailand	46	46	46	0%	0%	107
Vietnam	63	57	52	11%	21%	135
South-east Asia Operations including Hong Kong	764	733	681	4%	12%	1,531
China	62	51	51	22%	22%	121
Taiwan	19	19	18	0%	6%	43
Other	33	30	29	10%	14%	71
Non-recurrent itemsnote	69	54	50	28%	38%	75
Total insurance operations	947	887	829	7%	14%	1,841
Share of related tax charges from joint ventures and associate*	(18)	(16)	(16)	13%	13%	(39)
Development expenses	(2)	(1)	(1)	(100)%	(100)%	(3)
Total long-term business operating profit	927	870	812	7%	14%	1,799
Asset management (Eastspring Investments)	89	83	79	7%	13%	176
Total Asia operations	1,016	953	891	7%	14%	1,975

*
Under IFRS, the Group’s share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group’s profit before tax on a net of related tax basis. In half year 2018, the Group altered the presentation of its analysis of Asia operating profit to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the operating profit analysis on a consistent basis as the rest of the Asia’s operations. Half year 2017 comparatives have been re-presented accordingly.

Note
In half year 2018, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £69 million (half year 2017: £54 million; full year 2017: £75 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

I(c)
Analysis of asset management operating profit based on longer-term investment returns

	Half year 2018 £m
	M&G Prudential asset management	Eastspring Investments
	note (ii)	note (ii)
Operating income before performance-related fees	553	216
Performance-related fees	8	2
Operating income (net of commission)note (i)	561	218
Operating expensenote (i)	(297)	(116)
Share of associate’s results	8	-
Group's share of tax on joint ventures' operating profit	-	(13)
Operating profit/(loss) based on longer-term investment returns	272	89
Average funds under management	£285.3bn	£139.5bn
Margin based on operating income*	39bps	31bps
Cost / income ratio**	54%	54%

	Half year 2017 £m
	M&G Prudential asset management	Eastspring Investments
	note (ii)	note (ii)
Operating income before performance-related fees	495	205
Performance-related fees	6	3
Operating income (net of commission)note (i)	501	208
Operating expensenote (i)	(261)	(113)
Share of associate’s results	8	-
Group's share of tax on joint ventures' operating profit	-	(12)
Operating profit based on longer-term investment returns	248	83
Average funds under management	£267.2bn	£124.9bn
Margin based on operating income*	37bps	33bps
Cost / income ratio**	53%	55%

	Full year 2017 £m
	M&G Prudential asset management	Eastspring Investments
	note (ii)	note (ii)
Operating income before performance-related fees	1,034	421
Performance-related fees	53	17
Operating income (net of commission)note (i)	1,087	438
Operating expensenote (i)	(602)	(238)
Share of associate’s results	15	-
Group's share of tax on joint ventures' operating profit	-	(24)
Operating profit based on longer-term investment returns	500	176
Average funds under management	£275.9bn	£128.4bn
Margin based on operating income*	37bps	33bps
Cost / income ratio**	58%	56%

Notes
(i)
Operating income and expense include the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the consolidated income statement of the IFRS financial statements, the net post-tax income of the joint ventures and associates is shown as a single line item.
(ii)
M&G Prudential asset management and Eastspring Investments can be further analysed as follows:

M&G Prudential asset management							Eastspring Investments
Operating income before performance-related fees							Operating income before performance-related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2018	331	84	222	21	553	39	30 Jun 2018	128	54	88	19	216	31
30 Jun 2017	285	86	210	21	495	37	30 Jun 2017	120	57	85	20	205	33
31 Dec 2017	604	85	430	21	1,034	37	31 Dec 2017	249	57	172	20	421	33
*
Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
**
Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†
Institutional includes internal funds.

I(d)
Contribution to UK life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime

In the first half of 2018, further management actions were taken to improve the solvency of the UK and Europe insurance operations and to mitigate market risks. These actions included repositioning the fixed income asset portfolio to improve the trade-off between yield and credit risk. No new longevity reinsurance transactions were undertaken in the first half of 2018 (half year 2017: longevity reinsurance transactions covering £0.6 billion of IFRS annuity liabilities).

The effect of these actions on the UK’s long-term IFRS operating profit, underlying free surplus generation and EEV operating profit before restructuring costs is shown in the tables below.

	IFRS operating profit of UK long-term business*
	2018 £m	2017 £m
	Half year	Half year	Full year
Shareholder-backed annuity new business	3	4	9
In-force business:
Longevity reinsurance transactions	-	31	31
Other management actions to improve solvency	63	157	245
Changes in longevity assumption basis	-	-	204
Provision for the review of past annuity sales	-	-	(225)
Insurance recoveries in respect of above costs	166	-	-
	229	188	255
With-profits and other in-force	255	288	597
Total	487	480	861

	Underlying free surplus generation of UK long-term business*
	2018 £m	2017 £m
	Half year	Half year	Full year
Expected in-force and return on net worth	334	349	706
Longevity reinsurance transactions	-	15	15
Other management actions to improve solvency	54	178	385
Changes in longevity assumption basis	-	-	179
Provision for the review of past annuity sales	-	-	(187)
Insurance recoveries in respect of above costs	138	-	-
	192	193	392
Other in-force	62	27	(28)
Underlying free surplus generated from in-force business	588	569	1,070
New business strain	(100)	(42)	(175)
Total	488	527	895

	EEV post-tax operating profit of UK long-term business*
	2018 £m	2017 £m
	Half year	Half year	Full year
Unwind of discount and other expected return	234	232	465
Longevity reinsurance transactions	-	(6)	(6)
Other management actions to improve solvency	141	65	127
Changes in longevity assumption basis	-	-	195
Provision for the review of past annuity sales	-	-	(187)
Insurance recoveries in respect of above costs	138	-	-
	279	59	129
Other in-force	79	13	79
Operating profit from in-force business	592	304	673
New business profit:	179	161	342
Total	771	465	1,015
*
Before restructuring costs.

II
Other information

II(a)
Holding company cash flow*

	2018 £m	2017 £m
	Half year	Half year	Full year
Net cash remitted by business units:
Total Asia net remittances to the Group	391	350	645

US remittances to the Group	342	475	475

UK and Europe net remittances to the Group
With-profits remittance	233	215	215
Shareholder-backed business remittance	-	-	105
Asset management remittance	108	175	323
	341	390	643
Other UK paid to Group (including Prudential Capital)	37	15	25
Total UK net remittances to the Group	378	405	668
Net remittances to the Group from business units1	1,111	1,230	1,788
Net interest paid	(187)	(207)	(415)
Tax received	81	84	152
Corporate activities	(113)	(103)	(207)
Total central outflows	(219)	(226)	(470)
Operating holding company cash flow before dividend	892	1,004	1,318
Dividend paid	(840)	(786)	(1,159)
Operating holding company cash flow after dividend	52	218	159
Non-operating net cash flow2	(106)	(186)	(511)
Total holding company cash flow	(54)	32	(352)
Cash and short-term investments at beginning of period	2,264	2,626	2,626
Foreign exchange movements	-	(1)	(10)
Cash and short-term investments at end of period3	2,210	2,657	2,264

*
The holding company cash flow differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.

1
Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
2
Non-operating net cash flow principally relates to the payments for distribution rights and acquisition of subsidiaries.
3
Including central finance subsidiaries..

II(b)
Funds under management

(a)
Summary
For our asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are however a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential’s asset management operations.

	2018 £bn	2017 £bn
	30 Jun	30 Jun	31 Dec
Business area:
Asia operations:
Internal funds	83.7	75.8	81.4
Eastspring Investments external funds	52.4	52.9	55.9
	136.1	128.7	137.3

US operations - internal funds	183.7	174.6	178.3

M&G Prudential:
Internal funds, including PruFund-backed products	176.4	182.5	186.8
External funds	165.5	149.1	163.9
	341.9	331.6	350.7
Other operations	2.7	3.2	3.0
Total funds under managementnote	664.4	638.1	669.3

Note
Total funds under management comprise:

	2018 £bn	2017 £bn
	30 Jun	30 Jun	31 Dec
Total investments per the consolidated statement of financial position	448.0	437.4	451.4
External funds of M&G Prudential and Eastspring Investments (as analysed in note b)	217.9	202.0	219.8
Internally managed funds held in joint ventures and other adjustments	(1.5)	(1.3)	(1.9)
Prudential Group funds under management	664.4	638.1	669.3

(b)
Investment products – external funds under management

	Half year 2018 £m					Half year 2017 £m					Full year 2017 £m
	At 1 Jan 2018	Market gross inflows	Redemptions	Market and other move-ments	At 30 Jun 2018	At 1 Jan 2017	Market gross inflows	Redemptions	Market and other move-ments	At 30 Jun 2017	At 1 Jan 2017	Market gross inflows	Redemptions	Market and other move-ments	At 31 Dec 2017
M&G Prudential Wholesale/ Direct	79,697	16,471	(14,317)	(2,030)	79,821	64,209	15,871	(10,356)	2,776	72,500	64,209	30,949	(19,906)	4,445	79,697
M&G Prudential Institutional	84,158	4,930	(3,536)	117	85,669	72,554	6,806	(5,142)	2,400	76,618	72,554	15,220	(8,926)	5,310	84,158
Total M&G Prudential1	163,855	21,401	(17,853)	(1,913)	165,490	136,763	22,677	(15,498)	5,176	149,118	136,763	46,169	(28,832)	9,755	163,855
Eastspring Investments	55,885	105,792	(105,990)	(3,250)	52,437	45,756	108,240	(105,468)	4,395	52,923	45,756	215,907	(211,271)	5,493	55,885
Total2	219,740	127,193	(123,843)	(5,163)	217,927	182,519	130,917	(120,966)	9,571	202,041	182,519	262,076	(240,103)	15,248	219,740

Notes
1
The results exclude contribution from PruFund products (net inflows of £4.4 billion in half year 2018; funds under management of £40.3 billion as at 30 June 2018, (£30.0 billion at 30 June 2017; £35.9 billion at 31 December 2017)).
2
The £217.9 billion (30 June 2017: £202.0 billion; 31 December 2017: £219.7 billion) investment products comprise £207.9 billion (30 June 2017: £193.7 billion; 31 December 2017: £210.4 billion) plus Asia Money Market Funds of £10.0 billion (30 June 2017: £8.3 billion; 31 December 2017: £9.3 billion).

(c)
M&G and Eastspring Investments – total funds under management
M&G, the asset management business of M&G Prudential and Eastspring Investments, the Group’s asset management business in Asia, manage funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds under management managed by M&G and Eastspring Investments respectively.

	Eastspring Investments			M&G
	note
	2018 £bn	2017 £bn	2017 £bn	2018 £bn	2017 £bn	2017 £bn
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
External funds under management	52.4	52.9	55.9	165.5	149.1	163.9
Internal funds under management	85.8	77.6	83.0	120.3	132.4	134.6
Total funds under management	138.2	130.5	138.9	285.8	281.5	298.5

Note
The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2018 of £10.0 billion (30 June 2017: £8.3 billion; 31 December 2017: £9.3 billion).

II(c)           Return on IFRS shareholders’ funds

Return on IFRS shareholders’ funds is calculated as operating profit based on longer-term investment returns net of tax and non-controlling interests divided by opening shareholders’ funds. Operating profit based on longer-term investment returns is reconciled to IFRS profit before tax in note B1 to the IFRS financial statements.

		2018 £m	2017 £m
	Note	30 Jun	30 Jun	31 Dec
Operating profit based on longer-term investment returns, net of tax and non-controlling interests	B5	1,975	1,795	3,727
Opening shareholders’ funds		16,087	14,666	14,666
Return on shareholders’ funds*		25%	24%	25%
*
Annualised operating profit after tax and non-controlling interests as a percentage of opening shareholders' funds. Half year profits are annualised by multiplying by two

II(d)           IFRS gearing ratio

Gearing ratio is calculated as net core structural borrowings of shareholder-financed operations divided by closing IFRS shareholders’ funds plus net core structural borrowings.

		2018 £m	2017 £m
	Note	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed operations	C6.1	6,367	6,614	6,280
Less holding company cash and short-term investments	II(a)	(2,210)	(2,657)	(2,264)
Net core structural borrowings of shareholder-financed operations		4,157	3,957	4,016
Closing shareholders’ funds		15,882	15,449	16,087
Shareholders’ funds plus net core structural borrowings		20,039	19,406	20,103
Gearing ratio		21%	20%	20%

II(e)   IFRS shareholders’ funds per share

IFRS shareholders’ funds per share is calculated as closing IFRS shareholders’ funds divided by the number of issued shares at the balance sheet date.

	2018 £m	2017 £m
	30 Jun	30 Jun	31 Dec
Closing shareholders’ funds (£ million)	15,882	15,449	16,087
Number of issued shares at period end (millions)	2,592	2,586	2,587
Shareholders’ funds per share (pence)	613	597	622

II(f)
Solvency II capital position at 30 June 2018

The estimated Group shareholder Solvency II surplus at 30 June 2018 was £14.4 billion, before allowing for payment of the 2018 first interim ordinary dividend and after allowing for management’s estimate of transitional measures reflecting operating and market conditions at 30 June 2018.

	30 Jun	30 Jun	31 Dec**
Estimated Group shareholder Solvency II capital position*	2018 £bn	2017 £bn	2017 £bn
Own Funds	27.5	25.6	26.4
Solvency Capital Requirement	13.1	12.7	13.1
Surplus	14.4	12.9	13.3
Solvency ratio	209%	202%	202%
*
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimates of UK transitional measures reflecting operating and market conditions at each valuation date.
**
Given that approval was received from the PRA to recalculate the transitional measures as at 31 December 2017, the surplus at this date reflects both management’s recalculation of transitional measures and represents the approved regulatory position.

In accordance with Solvency II requirements, these results allow for:

–
Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

–
Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
–
Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
–
No diversification benefits are taken into account between Jackson and the rest of the Group.

–
Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and

–
UK transitional measures, which have been recalculated using management’s estimate of the impact of operating and market conditions at the valuation date. An application to recalculate the transitional measures as at 31 March 2018 was approved by the Prudential Regulation Authority. The estimated Group shareholder surplus would increase from £14.4 billion to £14.6 billion at 30 June 2018 if the approved regulatory transitional measures amount was applied instead.

The Group shareholder Solvency II capital position excludes:

–
A portion of Solvency II surplus capital (£1.8 billion at 30 June 2018) relating to the Group’s Asian life operations, primarily due to the Solvency II definition of ‘contract boundaries’ which prevents some expected future cashflows from being recognised;
–
The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £5.5 billion of surplus capital from UK with-profits funds at 30 June 2018) and from the shareholders’ share of the estate of with-profits funds; and
–
The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson’s request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2017 to 1 October 2018. At 30 June 2018, applying this approval had the effect of decreasing local available statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.1 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson’s discretion.

The 30 June 2018 Solvency II results above allow for the reinsurance of £12.0 billion of the UK annuity portfolio to Rothesay Life effective from 14 March 2018. This contributes £0.6 billion to UK Solvency II surplus and £0.1 billion to the Group Solvency II surplus.

Further information on the Solvency II capital position for the Group and The Prudential Assurance Company Limited is published annually in the Solvency and Financial Condition Reports. These were last published on the Group’s website in May 2018.

Analysis of movement in Group capital position
A summary of the estimated movement in Group Solvency II surplus from £13.3 billion at year end 2017 to £14.4 billion at half year 2018 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2016 to the Solvency II surplus at 30 June 2017 and 31 December 2017 is included for comparison.

Analysis of movement in Group shareholder surplus	Half year 2018 £bn	Half year 2017 £bn	Full year 2017 £bn
	Surplus	Surplus	Surplus
Estimated Solvency II surplus at beginning of period	13.3	12.5	12.5

Underlying operating experience	1.7	1.5	3.2
Management actions	0.1	0.2	0.4
Operating experience	1.8	1.7	3.6

Non-operating experience (including market movements)	0.0	0.0	(0.6)
UK annuities reinsurance transaction	0.1	-	-

Other capital movements
Subordinated debt issuance/redemption	-	-	(0.2)
Foreign currency translation impacts	0.1	(0.5)	(0.7)
Dividends paid	(0.8)	(0.8)	(1.2)

Model changes	(0.1)	0.0	(0.1)

Estimated Solvency II surplus at end of period	14.4	12.9	13.3

The estimated movement in Group Solvency II surplus in the first half of 2018 is driven by:

–
Operating experience of £1.8 billion: generated by in-force business and new business written in 2018, after allowing for amortisation of the UK transitional measures and the impact of one-off management optimisations implemented over the period and a £0.1 billion benefit from an insurance recovery relating to the costs and any related redress of reviewing internally vesting annuities sold without advice after 1 July 2008;
–
Non-operating experience: has been neutral overall during the first half of 2018. The positive impact of market movements, after allowing for the recalculation of the UK transitional measures at the valuation date, has been offset by the impact of US Risk Based Capital updates announced in June 2018 to reflect US tax reform changes;
–
UK annuities reinsurance transaction of £0.1 billion: the beneficial impact on the Group Solvency II surplus of the UK annuities reinsurance transaction effective from 14 March 2018 after allowing for the impact of recalculation of the UK transitional measures as a result of the transaction;
–
Other capital movements: comprising a benefit from foreign currency translation and a reduction in surplus from payment of dividends; and
–
Model changes: reflecting model changes approved by the Prudential Regulation Authority in 2018.

Analysis of Group Solvency Capital Requirements
The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 Jun 2018		30 Jun 2017		31 Dec 2017
	% of undiversified	% of diversified	% of undiversified	% of diversified	% of undiversified	% of diversified
Split of the Group’s estimated Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements
Market	56%	70%	56%	71%	57%	71%
Equity	15%	25%	13%	21%	14%	23%
Credit	21%	36%	25%	40%	24%	38%
Yields (interest rates)	14%	7%	14%	8%	13%	7%
Other	6%	2%	4%	2%	6%	3%
Insurance	25%	20%	27%	21%	26%	21%
Mortality/morbidity	5%	2%	5%	2%	5%	2%
Lapse	15%	16%	16%	17%	14%	17%
Longevity	5%	2%	6%	2%	7%	2%
Operational/expense	12%	7%	10%	6%	11%	7%
FX translation	7%	3%	7%	2%	6%	1%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	30 Jun 2018 £bn	30 Jun 2017 £bn	31 Dec 2017 £bn
IFRS shareholders' equity	15.9	15.4	16.1
Restate US insurance entities from IFRS to local US statutory basis	(2.6)	(2.6)	(3.0)
Remove DAC, goodwill and intangibles	(4.1)	(3.9)	(4.0)
Add subordinated debt	5.8	6.1	5.8
Impact of risk margin (net of transitional measures)	(3.8)	(3.6)	(3.9)
Add value of shareholder transfers	5.5	4.6	5.3
Liability valuation differences	12.2	10.7	12.1
Increase in net deferred tax liabilities resulting from liability valuation differences above	(1.4)	(1.4)	(1.6)
Other	0.0	0.3	(0.4)
Estimated Solvency II Shareholder Own Funds	27.5	25.6	26.4

The key items of the reconciliation as at 30 June 2018 are:

–
£(2.6) billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a de-recognition of Own Funds of £0.8 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–
£(4.1) billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–
£5.8 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
–
£(3.8) billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £1.3 billion from transitional measures (after allowing for recalculation of the transitional measures as at 30 June 2018) which are not applicable under IFRS;
–
£5.5 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders’ share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
–
£12.2 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS; and
–
£(1.4) billion due to the impact on the valuation of net deferred tax liabilities resulting from the liability valuation differences noted above.

Sensitivity analysis
The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities	30 Jun 2018		31 Dec 2017
	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	14.4	209%	13.3	202%
Impact of:
20% instantaneous fall in equity markets	0.4	6%	0.7	9%
40% fall in equity markets1	(3.3)	(20)%	(2.1)	(11)%
50 basis points reduction in interest rates2,3	(0.9)	(13)%	(1.0)	(14)%
100 basis points increase in interest rates3	0.8	18%	1.2	21%
100 basis points increase in credit spreads 4	(1.7)	(10)%	(1.4)	(6)%
1 Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2 Subject to a floor of zero for Asia and US interest rates.
3 Allowing for further transitional measures recalculation after the interest rate stress.
4 US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group believes it is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.
UK Solvency II capital position1, 2
On the same basis as above, the estimated shareholder Solvency II surplus for The Prudential Assurance Company Limited (‘PAC’) and its subsidaries2 at 30 June 2018 was £7.5 billion, after allowing for recalculation of transitional measures as at 30 June 2018. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	30 Jun 2018 £bn	30 Jun 2017 £bn	31 Dec 2017** £bn
Own Funds	14.7	13.0	14.0
Solvency Capital Requirement	7.2	7.7	7.9
Surplus	7.5	5.3	6.1
Solvency ratio	203%	168%	178%
*
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of UK transitional measures reflecting both operating and market conditions at each valuation date.
**
Given that approval was received from the PRA to recalculate the transitional measures as at 31 December 2017, the surplus at this date reflects management’s recalculation of transitional measures and represents the approved regulatory position.

The estimated movement in UK Solvency II surplus of £1.4 billion in the first half of 2018 is driven by operating experience generated from in-force business and new business written in 2018 (£0.9 billion) including a £0.1 billion benefit from an insurance recovery relating to the costs and any related redress of reviewing internally vesting annuities sold without advice after 1 July 2008, the impact of the UK annuities reinsurance transaction (£0.6 billion) and other items including the impact of market movements during 2018 (£0.2 billion) and foreign currency translation impacts (£0.1 billion) net of remittances paid to the Group (£(0.3) billion) and the impact of model changes approved by the Prudential Regulation Authority in 2018 (£(0.1) billion).

Pro forma The Prudential Assurance Company Limited shareholder Solvency II capital position
The pro forma impact on the shareholder Solvency II capital position of the UK regulated insurance entity, The Prudential Assurance Company Limited, assuming that the Part VII transfer of the UK annuity portfolio to Rothesay Life and the transfer of Prudential’s Hong Kong subsidiaries from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited had both been completed as at 30 June, 2018, is provided in the table below.

	30 Jun 2018
The Prudential Assurance Company Limited’s shareholder Solvency II capital position**	As reported	Adjustments*	Pro Forma
Own funds (£bn)	14.7	(6.1)	8.6
Solvency capital requirement (£bn)	7.2	(1.6)	5.6
Surplus (£bn)	7.5	(4.5)	3.0
Ratio (%)	203%	(50)%	153%
*
The adjustments as shown in the table above, which result in a decrease in surplus of £4.5 billion, represent the estimated impact on The Prudential Assurance Company  Limited’s shareholder Solvency II capital position from the transfer of Prudential plc’s Hong Kong subsidiaries to Prudential Corporation Asia Limited, and completion of the partial sale of the UK annuity portfolio by a Part VII transfer, as if both had been completed on 30 June 2018. The resulting pro-forma position has been calculated based on information and assumptions at 30 June 2018 and therefore, does not necessarily represent the actual Solvency II capital position which will result following completion of the transactions. The adjustments include the following effects:
–
An adjustment to Own Funds of £6.1 billion to remove the value of the shareholder Own Funds of the Hong Kong business at 30 June 2018;
–
A reduction in SCR of £1.1 billion being the release of the Hong Kong business standalone SCR of £2.0 billion, partially offset by removal of diversification benefits between UK and Hong Kong of £0.9 billion;
–
A reduction in SCR of £0.5 billion representing the estimated remaining capital benefit from completion of the partial sale of the UK annuity portfolio by a Part VII transfer to Rothesay Life.
**
No account has been taken of any trading or other changes in Solvency II capital position of The Prudential Assurance Company Limited after 30 June 2018.

Whilst there is a large surplus in the UK with-profits funds, this is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2018 was £5.5 billion, after allowing for recalculation of transitional measures as at 30 June 2018.

Estimated UK with-profits Solvency II capital position*	30 Jun 2018	30 Jun 2017	31 Dec 2017**
Own Funds (£bn)	9.4	8.6	9.6
Solvency Capital Requirement (£bn)	3.9	4.5	4.8
Surplus (£bn)	5.5	4.1	4.8
Solvency ratio (%)	244%	192%	201%
*
The solvency positions include management’s estimate of UK transitional measures reflecting operating and market conditions at each valuation date.
**
Given that approval was received from the PRA to recalculate the transitional measures as at 31 December 2017, the surplus at this date reflects management’s recalculation of transitional measures and represents the approved regulatory position.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds1

A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	30 Jun 2018 £bn	30 Jun 2017 £bn	31 Dec 2017 £bn
IFRS unallocated surplus of UK with-profits funds	13.5	12.1	13.5
Adjustments from IFRS basis to Solvency II:
Value of shareholder transfers	(2.7)	(2.5)	(2.7)
Risk margin (net of transitional measures)	(1.0)	(0.6)	(0.7)
Other valuation differences	(0.4)	(0.4)	(0.5)
Estimated Solvency II Own Funds	9.4	8.6	9.6

Statement of independent review in respect of Solvency II Capital Position at 30 June 2018

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

Notes
1
The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

2
The insurance subsidiaries of PAC are Prudential General Insurance Hong Kong Limited, Prudential Hong Kong Limited, Prudential International Assurance plc and Prudential Pensions Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 August 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer